Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

between

MUFG Union Bank, N.A.,

as Seller,

and

PACIFIC WESTERN BANK,

as Purchaser

March 31, 2021

i

SCHEDULES AND EXHIBITS

Schedules

A.	Key Employees Schedule

B.	Assumed Contracts Schedule

C.	Assumed Deposits Schedule

D.	Business Employees Schedule

E.	Excluded Relationship Schedule

F.	Purchased Intellectual Property Schedule

G.	Purchased Loans Schedule

H.	Purchased Personal Property Schedule

I.	Purchaser Knowledge Schedule

J.	Records

K.	Regulatory Approvals Schedule

L.	Seller Knowledge Schedule

M.	Transferred Business Office Location Schedule

N.	Schedule 5.14(b) (Employee Plans)

O.	Net Book Values

Disclosure Schedules

Seller Disclosure Schedules

Exhibits

Exhibit 3.2	Form of Closing Statement
Exhibit 4.2(a)(3)	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit 7.11(b)	Data Security Requirements

PURCHASE AND ASSUMPTION AGREEMENT, dated March 31, 2021, between MUFG Union Bank, N.A., a national banking association (“Seller”), and Pacific Western Bank, a California state-chartered bank (“Purchaser”).

RECITALS

A.       Seller desires to sell, and Purchaser desires to acquire, certain assets associated with the Transferred Business in accordance with the terms and conditions of this Agreement.

B.       Seller desires to transfer to Purchaser, and Purchaser desires to assume from Seller, certain liabilities associated with the Transferred Business in accordance with the terms and conditions of this Agreement.

C.       Concurrently with the execution and delivery of this Agreement, Purchaser and Seller have entered into a Transition Services Agreement (the “Transition Services Agreement”), relating to the provision of certain services by Seller to Purchaser relating to the Transferred Business, as well as certain transitional matters, subject to and in accordance with the terms and conditions set forth in the Transition Services Agreement.

D.       Concurrently with the execution and delivery of this Agreement, and as a material inducement to Seller’s and Purchaser’s willingness to enter into this Agreement, Purchaser has provided a Comparable Job Offer to each Business Employee who is a key employee listed on the Key Employees Schedule (“Key Employees”), and each such Key Employee has accepted the Comparable Job Offer, with their employment with Purchaser being contingent upon, and effective concurrent with, the Closing; provided, however, that neither such execution and delivery by any or all of such Key Employees nor their continued employment at the Transferred Business at the Closing Date shall be a condition to Purchaser’s obligation to consummate the transactions contemplated herein under Section 10.3 hereof.

E.       As a material inducement to Seller’s willingness to enter into this Agreement, Purchaser (or one of its Affiliates) will provide to all Business Employees other than Key Employees employment offer letters in accordance with Section 8.1(a) hereof.

NOW, THEREFORE, the parties agree as follows:

Article I

DEFINITIONS; CONSTRUCTION

Section 1.1      Definitions. This Agreement uses the following definitions:

“Accrued Interest and Fees” means (1) with respect to the Assumed Deposits, the interest, fees and other charges (whether billed or unbilled) that have been accrued but not yet posted to the Assumed Deposits; and (2) with respect to the Purchased Loans and Purchased Overdrafts, the interest, fees and other charges (whether billed or unbilled) that have been accrued but not yet paid, credited or charged to the Purchased Loans and Purchased Overdrafts, as applicable, in each case of (1) and (2), as set forth in the general ledger of Seller.

“Affiliate” means, with respect to any person, any other person that directly, or through one or more intermediaries, Controls, is Controlled by or is under common Control with, such person.

“Agreement” means this Purchase and Assumption Agreement and the Transition Services Agreement, including the Schedules, Exhibits and Disclosure Schedules hereto and thereto, as either may be amended and/or restated from time to time.

“Assumed Contracts” means all Contracts under which goods or services are provided in connection with the Transferred Business that are listed on the Assumed Contracts Schedule. For the avoidance of doubt, as noted on the Assumed Contracts Schedule, certain of such Contracts may also involve the provision of goods and services to or in connection with the Retained Businesses and shall be subject to and dealt with as provided in Section 7.3(c).

“Assumed Deposits” means the deposits (as defined in Section 3(l) of the FDI Act) in deposit accounts of Business Customers booked by Seller in connection with the Transferred Business in the ordinary course of business and in a manner consistent with past practice, in each case that are listed on the Assumed Deposits Schedule (as it may be updated pursuant to Section 3.3(b)); provided that, for the avoidance of doubt, in no event shall “Assumed Deposits” include deposits (1) which become subject to escheat prior to the date that the Closing occurs in accordance with Seller’s policies and procedures, (2) held as security for a Loan that is not a Purchased Loan, or (3) which are held by Seller under or pursuant to any judgment, decree or order of any court; provided further that, for purposes of calculating the Purchase Price pursuant to Section 3.1(a), “Assumed Deposits” shall not include deposits attributable to Disregarded Deposit Accounts.

“Assumed Liabilities” means (1) the Assumed Deposits (including any Accrued Interest and Fees); (2) subject to the receipt of any Authorizations (if any) to transfer or assign Assumed Contracts (including, without limitation, but in all cases subject to Section 7.12(b), the Real Property Lease), all of Seller’s obligations and liabilities to be discharged, performed, satisfied or paid on or after the Effective Time with respect to the Assumed Contracts (including, without limitation, the Real Property Lease); (3) all liabilities and obligations relating to any Transferred Business Employees with respect to services provided by such Transferred Business Employees to Purchaser on and after the applicable Hire Date, excluding all liabilities and obligations relating to, arising from, or in connection with the Employee Plans (including without limitation, all liabilities for accrued but unused paid time off); (4) all liabilities and obligations expressly assumed by Purchaser with respect to Business Employees pursuant to Article VIII; and (5) all other liabilities and obligations to the extent relating to or arising from the Assumed Contracts, Assumed Deposits and Assumed Liabilities following the Effective Time, but only to the extent that such liabilities or obligations arise or accrue on or after the Closing; excluding for the avoidance of doubt, Excluded Liabilities.

“Authorization” means any third-party consent required to (1) assign, or permit assignment to Purchaser of, the Purchased Assets as contemplated by Section 2.1 or (2) permit or cause Purchaser to assume the Assumed Liabilities as contemplated by Section 2.2, in each case of (1) and (2), in accordance with any applicable Contract and/or applicable Law. For the avoidance of doubt, “Authorizations” shall not include Regulatory Approvals.

“Average Assumed Deposits” shall mean the average daily balance of the Assumed Deposits (including the Accrued Interest and Fees) for the period commencing thirty (30) calendar days prior to and inclusive of the day prior to the Closing Date and ending on the day prior to the Closing Date.

“Bill of Sale and Assignment and Assumption Agreement” has the meaning specified in Section 4.2(a)(3).

“Business Customers” means, individually and collectively, (1) the persons named as the owners of the accounts relating to the Assumed Deposits (which may include property or other management companies and/or a homeowners’ association that may be the underlying beneficiary of any such account), (2) the primary obligors under the Purchased Loans, and (3) the other persons who are customers of the Transferred Business and are not otherwise customers of Seller.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in California are authorized or required to be closed.

“Business Employees” means, (1) as of any particular date, the persons actively employed as of such date by Seller or any of its Subsidiaries and who are set forth on the Business Employees Schedule (as it may be updated pursuant to Section 5.14(a)), and (2) Inactive Business Employees.

“Closing” has the meaning specified in Section 4.1.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Payment” has the meaning specified in Section 3.2(b).

“Closing Statement” has the meaning specified in Section 3.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Comparable Job Offer” means an offer of employment with Purchaser or an Affiliate of Purchaser that provides for the following terms of employment: (1) a position with job duties and responsibilities substantially comparable to those applicable to the employee’s position immediately prior to the date of this Agreement, (2) an annual base salary rate (or in the case of an hourly Business Employee, base hourly rate of pay), at least equal to such individual’s base salary or rate of pay as in effect immediately prior to the date of this Agreement, (3) substantially the same standard scheduled work hours as in effect for such Business Employee immediately prior to the date of this Agreement, (4) eligibility to participate in compensation, bonus, vacation or paid time off, and other employee benefit plans provided by Purchaser or its Affiliates on the same terms as those provided to similarly situated employees of Purchaser or its Affiliates, provided that, for the first twelve (12) months following each Business Employee’s Hire Date, the aggregate value of such Business Employee’s employee benefits with Purchaser or its Affiliates shall equal or exceed the aggregate value of those provided to the Business Employee on the Closing Date (to avoid doubt, aggregate value shall include the aggregate value of tax qualified and non-tax qualified defined benefit plan benefits, provided that Purchaser, or one of its Affiliates, may bridge any shortfall or deficit in the aggregate value of a Business Employee’s benefits as described in this clause (4) via cash payment, which the Purchaser may pay in the form of increased compensation (base salary and/or bonus) and/or a retention bonus), (5) potential bonus or incentive compensation that is no less favorable than the potential bonus or incentive compensation provided by Seller to each Business Employee immediately prior to the date of this Agreement, (6) to the maximum extent permissible pursuant to Purchaser’s employee benefit plans, prior service credit for each Business Employee’s recognized service with Seller (or any of its Affiliates) prior to the Hire Date in accordance with Article VIII, (7) at a geographical location that does not require the Business Employee to commute more than 50 miles from the Business Employee’s residence as of the date of this Agreement, except that if the Business Employee’s commute immediately prior the date of this Agreement was already more than 50 miles, then the Business Employee’s commute shall not be increased by more than 10 miles, and (8) to the extent required by any applicable Law, other material terms and conditions of employment as were provided to the Business Employee immediately prior to the date of this Agreement; provided that it is understood and agreed that while the COVID-19 pandemic continues in the United States, Purchaser shall make available to the Transferred Business Employees the opportunity to work remotely in a manner consistent with the arrangements Purchaser makes for its other employees. If a Business Employee’s terms of employment change between the date of this Agreement and the Closing Date consistent with the limitations and requirements of Section 7.1(a) (e.g., the Business Employee receives a salary increase or promotion consistent with, and subject to, Section 7.1(a) hereof), then Purchaser will modify such Business Employee’s Comparable Job Offer to reflect the changes to the Business Employee’s terms of employment. Notwithstanding anything to the contrary herein, any amounts paid or payable by Seller to a Business Employee in accordance with Section 8.1(e)(2) shall be disregarded for purposes of determining whether an offer of employment is a Comparable Job Offer.

“Confidentiality Agreement” means the confidentiality agreement, dated as of November 18, 2020, as amended by Amendment No. 1 dated November 27, 2020, between Purchaser and Seller.

“Contract” means any contract, agreement, mortgage, commitment or arrangement.

“Control” and the correlative terms “Controlling” and “Controlled” means, as used with respect to any person, possession of the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Conversion Date” ” shall have the meaning specified in Section 7.11(a).

“Conversion Plan” has the meaning specified in Section 7.11(a).

“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease or COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief and Economic Security Act (CARES).

“de minimis loss” has the meaning specified in Section 12.2(b).

“Deductible” has the meaning specified in Section 12.2(b).

“Deferred Business Employees” means Business Employees who are Inactive Business Employees as of the Closing Date and who return to active employment on a date no later than six (6) months following the Closing Date.

“Delayed Benefits” has the meaning set forth in Section 8.1(c)(2).

“Disclosure Schedule” means, with respect to Purchaser or Seller, a schedule delivered by it to the other on or before the execution of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations and warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation, warranty or covenant will not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed, represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect, as the case may be; provided further that an item disclosed by either party in such party’s Disclosure Schedule will be deemed to be a disclosure against any other representation, warranty or covenant of such party in this Agreement to the extent that the relevance of such disclosure is reasonably apparent. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The Disclosure Schedules delivered pursuant to this Agreement are being delivered solely in connection with the Agreement, and no person may rely on any matters set forth in any Disclosure Schedule other than the parties hereto.

“Disregarded Deposit Accounts” means any Major Business Customer deposit account booked by Seller in connection with the Transferred Business, to the extent such Major Business Customer, prior to the Closing Date, has closed all or substantially all of such deposit account(s).

“Effective Time” means 11:59 PM (San Francisco time) on the Closing Date.

“Employee Plans” has the meaning specified in Section 5.14(b).

“Enforceability Exception” has the meaning specified in Section 5.2.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Assets” means all assets, properties, rights, Contracts and claims of Seller and its Affiliates that are not Purchased Assets, including, for the avoidance of doubt, (1) assets related to the Retained Businesses; (2) all assets related to employee benefit arrangements of Seller or any of its Affiliates, including the Employee Plans; (3) all Intellectual Property other than the Purchased Intellectual Property; (4) all books, records and other data maintained by Seller and its Affiliates in connection with the Retained Businesses or related to other Excluded Assets, Excluded Liabilities or Retained Employees, and all personnel files and records regarding any employees (other than as otherwise contemplated by Section 8.1(j)); (5) the Excluded Tax Assets; and (6) all licenses, charters and legal entities of Seller or its Affiliates.

“Excluded Liabilities” has the meaning specified in Section 2.2(b).

“Excluded Tax Assets” means (1) all Tax assets, properties, rights, Contracts and claims otherwise described as an Excluded Asset, (2) Tax claims for and rights to receive refunds, rebates, credits, deposits or similar payments of Taxes (and, in each case, all rights thereto), including of Seller or its Affiliates and including, for any Pre-Closing Period, those related to the Transferred Business or the Purchased Assets; (3) Tax losses, loss and credit carry forwards, input tax credit receivables relating to the Transferred Business and other Tax attributes (and, in each case, all rights thereto) of Seller or its Affiliates; (4) all information and books and records relating to Taxes, including all Tax Returns, notes, worksheets, files or documents relating thereto and all taxpayer and other Tax identification numbers; and (5) all information technology assets, systems, networks, and applications used in connection with the administration of Tax matters.

“Existing Work Location” means a Business Employee’s work location immediately prior to the Closing Date.

“FDI Act” means the Federal Deposit Insurance Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100th of 1%) equal to the average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that, if such day is not a Business Day or the Federal Funds Rate is not so published for any day, the Federal Funds Rate for such day shall be such rate on such transactions on the next Business Day as so published on the next succeeding Business Day.

“Final Closing Statement” has the meaning specified in Section 3.3(a).

“Final Schedules” has the meaning specified in Section 3.3(b).

“Full-Time Employee” (also referred to as a “Regular” employee) means Business Employees who are scheduled to work 40 or more hours per week in a benefits eligible position and identified as “Regular” on Seller’s HRMS.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Governmental Entity” means any federal, state, local, domestic or foreign agency, court, tribunal, administrative body, arbitration panel, department or other legislative, judicial, governmental or quasi-governmental entity or instrumentality, including any federal or state banking, regulatory or enforcement authority.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

“Hire Date” means (1) with respect to Transferred Business Employees who are not Deferred Business Employees, the Closing Date, and (2) with respect to Deferred Business Employees, the date such Deferred Business Employee returns to active employment (which shall be no later than 180 days after the Closing Date).

“HRMS” has the meaning specified in Section 5.14(a).

“Inactive Business Employees” means persons who are absent from work on account of vacation, jury duty, sickness, short- or long-term disability, workers’ compensation leave, military leave, leave under the Family Medical Leave Act or other approved leave of absence or for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Law.

“Indemnified Parties” means any party that is entitled to indemnification under Section 12.2 or Section 12.3.

“Indemnifying Party” has the meaning specified in Section 12.4(a).

“Intellectual Property” means any (1) Trademarks; (2) inventions and discoveries, whether patentable or not, and all patents and applications therefor, including provisional applications, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues; (3) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs and computer and supplier lists; (4) copyrights (including copyrights in computer software, Internet websites and databases) and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (5) code (including all new versions, updates, revisions, improvements and modifications thereof, whether in source code, object code, or executable code format); and (6) all other intellectual property or proprietary rights.

“Knowledge” means (1) with respect to Purchaser, the actual knowledge, after reasonable inquiry, of the officers of Purchaser as listed on the Purchaser Knowledge Schedule and (2) with respect to Seller, the actual knowledge, after reasonable inquiry, of the officers of Seller as listed on the Seller Knowledge Schedule.

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity.

“Lien” means, with respect to any property, any lien, pledge, security interest, hypothecation, mortgage, deed of trust, easement, lease, sublease, option to purchase, or similar encumbrance or restriction relating to such property; provided, however, that no Lien shall be deemed to be created by this Agreement and the definition of Lien shall exclude any (1) Liens for Taxes, assessments or governmental charges or levies not yet due and payable or which although delinquent can be paid without penalty or are being contested in good faith by appropriate proceedings; (2) Liens imposed by Law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar liens arising in the ordinary course which secure payment of obligations not more than ninety (90) days past due or which are being contested in good faith by appropriate proceedings; (3) Liens disclosed in any schedules to this Agreement; (4) non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business; (5) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way, and other Liens that do not materially interfere with the present use of the Purchased Assets, taken as a whole; (6) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Real Property Lease; (7) with respect to the Real Property Lease, the interests and rights of the lessor with respect thereto, including any statutory landlord liens thereon; and (8) Liens the existence of which would not have a Material Adverse Effect.

“Loans” means all loans or other extensions of credit, interests in loan participations and assignments, customer liabilities on bankers acceptances as well as legally binding commitments and obligations to extend credit (including any unfunded or partially funded revolving loans, lines of credit, overdraft lines of credit and courtesy extensions or similar arrangements.

“Loan Documents” means the Loan files and Seller’s documents with respect to a Loan, including loan applications, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral (titles to cars, boats, etc.), financial statements of borrowers and guarantors, independently prepared financial statements, commitment letters, loan agreements including guarantees, pledge agreements, intercreditor agreements, security and collateral agreements, sureties and insurance policies (including title insurance policies) and all written modifications, waivers and consents relating to any of the foregoing.

“Losses” has the meaning specified in Section 12.2(a).

“Major Business Customers” has the meaning set forth in Section 5.9(b).

“Material Adverse Effect” means any fact, change, event, condition or effect that is, individually or in the aggregate, materially adverse to the Purchased Assets and the Assumed Liabilities, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any fact, change, event, condition or effect to the extent relating to or arising out of, directly or indirectly, (1) changes in general economic, legal, regulatory, social or political conditions (including the outbreak or escalation of hostilities, war, act of war, acts of terrorism, sabotage, natural disasters, public health emergencies or other force majeure events, whether, as applicable, in or outside the United States, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States), or any national or global epidemic, pandemic or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of this Agreement; (2) general financial and capital market conditions, including interest rates, or changes therein; (3) general industry conditions affecting financial institutions or the residential real estate market or homeowners association management businesses; (4) changes in Law, GAAP or regulatory accounting principles, or authoritative interpretations thereof, after the date of this Agreement; (5) any action or omission required to be taken or omitted to be taken pursuant to the express terms of this Agreement; (6) any change or circumstance (including any loss of business, accounts, employees, clients, customers or other business relationships) to the extent resulting from the execution of this Agreement, the public announcement thereof, the identity of Purchaser as the intended purchaser of the Transferred Business; (7) the failure of the Transferred Business to meet any financial estimates or projections, but not any underlying causes thereof; or (8) any items that are Previously Disclosed; except, with respect to clauses (1), (2), (3) and (4), to the extent that the effects of any such change are materially disproportionately adverse to the Purchased Assets and the Assumed Liabilities, taken as a whole, as compared with other businesses similar to the Transferred Business.

“Most Recent Month End” means (i) if the Closing Date occurs on or after the 21st of the month, the last day of the month immediately preceding the Closing Date, and (ii) if the Closing Date occurs on or before the 21st of the month, the last day of the month immediately preceding the last full month prior to the Closing Date (i.e., August 31st if the Closing Date is October 8th).

“Net Book Value” means with respect to an asset or liability, the book value of such asset or liability, as applicable, as reflected in Seller’s books and records as of February 28, 2021, as set forth on the Net Book Values Schedule (as it may be updated pursuant to Section 3.3(b)). For the avoidance of doubt, no Tax assets or Tax liabilities shall be reflected.

“Nonperforming Loan” means, as of the Effective Time, any Loan with respect to which (1) any principal or interest shall be due and unpaid by the obligor thereunder for more than sixty (60) days prior to the Closing Date; (2) an obligor has filed or has had filed against such obligor proceedings in bankruptcy, trusteeship or receivership and Seller has been notified of such filing; (3) the loans or receivables have been completely charged off; (4) the balance is no longer owed by the obligor as a result of a settlement agreement between the obligor and Seller or any of its Subsidiaries; or (5) there are pending legal proceedings with respect to the obligor’s inability or refusal to pay principal or interest due on such Loan.

“Outside Date” means that date which is the two hundred fortieth (240th) calendar day after the date of this Agreement; provided, that either Seller or Purchaser may, upon written notice to the other party, extend the Outside Date by an additional forty-five (45) calendar days. If Seller or Purchaser elects to extend the Outside Date, all references in this Agreement to the “Outside Date” will be to the Outside Date as extended.

“Part-Time Employee” means a Business Employee who is scheduled to work less than 40 hours per week in a benefits eligible position and is identified as “Part-Time” on Seller’s HRMS.

“Post-Closing Period” means any taxable period (or portion thereof) beginning at and after the Effective Time.

“Pre-Closing Period” means any taxable period (or portion thereof) ending prior to the Effective Time.

“Prepaid Expenses” means all prepaid charges, rents and fees of Seller reflected on the books as attributable to the Transferred Business, existing as of the Effective Time, the benefit of such prepaid charges to be transferred to or assumed by Purchaser in connection with the Closing, valued, in each case, as set forth on the general ledger of Seller.

“Previously Disclosed” means the existence of a fact or condition was disclosed by one party to the other party through one of the Disclosure Schedules.

“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” means: the (1) Real Property Lease; (2) Purchased Personal Property; (3) Purchased Loans; (4) Assumed Contracts; (5) Purchased Intellectual Property; (6) Records; (7) Prepaid Expenses; (8) Purchased Overdrafts; and (9) the benefits, rights, rights of action and claims (express or implied) related to the foregoing and to the Assumed Liabilities.

“Purchased Intellectual Property” means the Intellectual Property owned by Seller and exclusively used in connection with the Transferred Business that are listed on the Purchased Intellectual Property Schedule.

“Purchased Loans” means the Loans made or purchased by Seller or any of its Subsidiaries in connection with the Transferred Business that are listed on the Purchased Loan Schedule (as it may be updated pursuant to Section 3.3(b)), together with all Contracts evidencing or executed and delivered in connection with such Loans and including all obligations to make additional extensions of credit thereunder and all related collateral, excluding, in each case, Nonperforming Loans.

“Purchased Overdrafts” means overdrafts (whether specifically extended or as a courtesy) of the book balance of any Assumed Deposit accounts as reflected on the Assumed Deposits Schedule (as it may be updated pursuant to Section 3.3(b)). For the avoidance of doubt, Purchased Overdrafts may include overdrafts related to internal operational accounts utilized for lockbox, credit card, ACH and other payment clearing activities which are related to the Transferred Business.

“Purchased Personal Property” means the furniture, building equipment, materials and supplies owned by Seller and its Subsidiaries as of the Closing Date and located at any of the Transferred Business Office Locations and that are listed on the Purchased Personal Property Schedule, but excluding all Seller branded items, artwork, office equipment, computer equipment, any items of historical significance, proprietary systems, proprietary materials or other Retained Intellectual Property located at any of the Transferred Business Office Locations.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Proprietary Tax” means any Tax that is imposed with respect to the ownership of the Purchased Assets or the conduct of the Transferred Business for any Post-Closing Period.

“Real Property Lease” means Seller’s rights as tenant under the real property lease, as amended, with respect to the facility of the Transferred Business located at 3320 Holcomb Bridge Road, Peachtree Corners, Georgia 30092.

“Records” means the books, records and data relating to the Transferred Business that are included in the conversion file (as contemplated by the Conversion Plan) delivered by Seller to Purchaser in connection with the Closing, as well as all real property files with respect to the Real Property Lease, and Transferred Business Relationship Information, but excluding (for the avoidance of doubt): (1) corporate minute books and, except for copies of Forms W-8 and W-9 and similar tax forms provided to Seller or any of its Subsidiaries by customers of the Transferred Business, Tax records of Seller or any of its Affiliates, (2) personnel files and records (other than as otherwise contemplated by Section 8.1(j)) and (3) books and records to the extent relating to accounts that have terminated prior to Closing or the Retained Businesses; provided, that Seller shall not unreasonably withhold any Records related to the Transferred Business or reasonably required to operate the Transferred Business, subject to the limitations set forth on the Records Schedule; provided further, that Seller and its Subsidiaries shall have the right to retain copies of all Records that are part of the Purchased Assets and to use such Records to the extent reasonably necessary for Tax, regulatory, litigation or other legitimate, non-competitive purposes.

“Regulatory Approvals” means the approvals of Governmental Entities set forth on the Regulatory Approvals Schedule.

“Restricted Territory” means the United States of America.

“Retained Businesses” means any business or operations of (1) Seller not expressly included in the Transferred Business, including the business of mortgage lending, credit card lending, indirect automobile loans and leases, corporate and business banking, including any deposits associated with corporate and business banking (other than business banking conducted by Seller in connection with the Transferred Business), retail banking, safe deposit box services, providing trust, custody and wealth management, brokerage and financial advisory services, lockbox and payment processing for any business or operations of Seller unrelated to the Transferred Business, and any other business or relationships with any customer of the Transferred Business specifically identified on the Excluded Relationship Schedule, and (2) any Affiliate of Seller.

“Retained Employees” means those employees of Seller or any of its Affiliates who, other than Inactive Business Employees, are not Business Employees.

“Retained Intellectual Property” means all Intellectual Property of Seller or any of its Affiliates that is not Purchased Intellectual Property. For the avoidance of doubt, “Retained Intellectual Property” includes any and all trademarks, service marks, trade names, corporate names or acronyms of Seller or any of its Affiliates in any jurisdiction or any domain name or URL or any application or registration therefor, owned by, licensed to or used by Seller or any of its Affiliates, or any other mark, name, term or identification that suggests, simulates or is otherwise confusing due to its similarity to the foregoing.

“Seller” has the meaning specified in the Preamble.

“Seller Disclosure Schedule” means any of the Disclosure Schedules which are a part of this Agreement and which are furnished by Seller to Purchaser.

“Seller Proprietary Tax” means any Tax that is imposed with respect to the ownership of the Purchased Assets or the conduct of the Transferred Business for any Pre-Closing Period (it being understood that any liability for Tax that is imposed with respect to the ownership of the Purchased Assets or the conduct of the Transferred Business on the Closing Date that are properly attributable to the portion of the Closing Date after the Effective Time shall be Purchaser Proprietary Taxes).

“Seller Qualified Plan” has the meaning specified in Section 8.1(f).

“Seller’s Severance Plan” has the meaning specified in Section 8.1(e)(1).

“Straddle Period” has the meaning specified in Section 9.1(b).

“Subsidiary” of a person means any other person Controlled by such person.

“Tax” means any federal, state, local or foreign income, net or gross income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, environmental, premium, duty, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated capital, capital gains, employment, fees or levies, goods and services, license, payroll, privilege, severance, social, windfall profits taxes, assessments, charges, or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Benefit” means the Tax effect of any Tax Item which decreases Taxes paid or payable, increases Tax basis or otherwise results in any refund, offset or credit of Taxes. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay tax at the highest marginal rates in effect in the year such Tax Benefit is realized or utilized and shall be deemed to realize or utilize any Tax Benefit in the first taxable year that such Tax Benefit may be realized or utilized under applicable Law.

“Tax Claim” has the meaning specified in Section 9.4.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third-Party Claim” has the meaning specified in Section 12.4(a).

“Trademarks” means trademarks, service marks, certification marks, collective marks, Internet domain names, e-mail addresses, logos, product names and slogans, symbols, trade dress, assumed names, fictitious names, trade names, d/b/a’s, brand names, business names, corporate names and any and every other form of trade identity and other indicia of origin, whether registered or unregistered, all applications and registrations for the foregoing, including all renewals of same, and all goodwill associated therewith and symbolized thereby.

“Transfer Taxes” means all excise, sales, use, value added, transfer (including real property transfer or gains), stamp, registration, documentary, filing, recordation and other similar taxes and fees that may be incurred in connection with this Agreement, including any such Taxes assessed in connection with the transfer of the Transferred Business, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transferred Business” means the homeowners association deposit-taking, lending, and multi-channel payment processing, reporting and data integration and disbursement products and services business via a proprietary online system, as currently conducted by Seller, as represented by the Purchased Assets and Assumed Liabilities; provided, however, that the term “Transferred Business” shall not include any operations or businesses that are part of the Retained Businesses or related to any Excluded Assets and, for the avoidance of doubt, shall not include any Retained Intellectual Property.

“Transferred Business Employee” has the meaning specified in Section 8.1(a).

“Transferred Business Relationship Information” means, to the extent relating to the Transferred Business, (1) all personally identifiable and all other customer identifying information, (2) all account information and transaction information, relating to such relationships covering at least the last twelve (12) months; provided that all Loan Documents required to be provided pursuant to this Agreement shall not be subject to such twelve (12) month time restriction, (3) related online banking profile information (including payees and transferees, recurring payment information and ACH and wire transfer templates, but not including passwords) and (4) signature cards and account preferences. To the extent that a banking or other financial relationship with respect to the Transferred Business involves an individual or other person that is also a customer of Seller or its Affiliates with respect to the Retained Businesses, the foregoing definition is intended to encompass the personally identifiable and other personal or person-identifying information of such customer in connection with the banking or other financial relationships of the Transferred Business and does not include such personally identifiable and other personal or person-identifying information of such customer solely related to the banking or other financial relationships of the Retained Businesses.

“Transferred Business Office Locations” means those locations where the Transferred Business is conducted as set forth on the Transferred Business Office Location Schedule.

“Transition Services Agreement” has the meaning specified in the recitals to this Agreement.

“UCC” means the Uniform Commercial Code, as in effect in, as applicable, California and any other applicable state.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar state, local, or foreign Laws with respect to any event affecting Business Employees.

Section 1.2         Interpretation.

(a)        In this Agreement, except as context may otherwise require, references: (1) to the Preamble, Recitals, Articles, Sections or Schedules shall refer, respectively, to the Preamble, Recitals, Articles, or Sections of or Schedules to, this Agreement; (2) to this Agreement are to this Agreement, the Disclosure Schedules and the Schedules to it, taken as a whole; (3) to the “transactions contemplated hereby” include the transactions provided for in this Agreement; (4) to any agreement (including this Agreement) or Contract are to the agreement or Contract as amended, modified, supplemented, restated or replaced from time to time, to the extent permitted by the terms thereof; (5) to any applicable Law refer to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (6) references to any Governmental Entity include any successor to that Governmental Entity; (7) using the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (8) to a “person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization; (9) to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (10) the terms “dollars”, “cents” and “$” mean U.S. Dollars and Cents; (11) to any gender include the other gender; and (12) to the phrase “date hereof’ or ”date of this Agreement” refer to March 31, 2021.

(b)       Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”.

(c)        The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(d)        This Agreement is the product of negotiation by the parties, each having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other.

Article II

TRANSFER OF THE BUSINESS

Section 2.1         Purchase and Sale of Purchased Assets.

(a)        On the terms and conditions of this Agreement, at the Closing (and effective as of the Effective Time), Seller will sell, assign, transfer, convey and deliver to Purchaser, free and clear of all Liens, and Purchaser will purchase, acquire and accept from Seller, the Purchased Assets.

(b)        Notwithstanding anything to the contrary contained in Section 2.1(a), Purchaser will not purchase, assume or otherwise acquire, and Seller and its Affiliates will retain all the rights, title and interest in and to, the Excluded Assets and any Retained Business.

(c)        Purchaser understands and agrees that it is purchasing only the Purchased Assets (and assuming only the Assumed Liabilities) specified in this Agreement and, except as may be expressly provided for in this Agreement, Purchaser has no interest in any other relationship that Seller or any of its Affiliates has or may have with any Business Customer or any other customer of Seller or any of its Affiliates. Purchaser further understands and agrees that Seller and its Affiliates are retaining any and all rights and claims which any of them may have, including indemnification or reimbursement rights, with respect to the Purchased Assets and the Assumed Liabilities, to the extent that such rights or claims relate to the conduct of the Transferred Business prior to the Effective Time, unless such rights or claims relate to liabilities, duties, responsibilities and obligations that are included in the Assumed Liabilities.

Section 2.2         Assumption of Liabilities.

(a)        Assumed Liabilities. From and after the Closing (and effective as of the Effective Time), Purchaser will assume, and will pay, perform and discharge as they become due, the Assumed Liabilities. Without prejudice to Purchaser’s rights under Article XII, Purchaser’s obligations under this Section 2.2(a) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any document delivered in connection herewith or any right or alleged right to indemnification hereunder or thereunder. All periodic fees or charges shall be shared on a proportionate basis as of the Closing Date in accordance with Section 3.3(c).

(b)        Excluded Liabilities. Notwithstanding anything to the contrary set forth in Section 2.2(a), other than the Assumed Liabilities, neither Purchaser nor any of its Subsidiaries will assume any liability or obligation of Seller or any of its Affiliates, and Seller and its Affiliates shall retain all of their respective liabilities and obligations other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).

Section 2.3         Sale and Transfer of Servicing. The Purchased Loans will, as applicable, be sold on a servicing-released basis and any related escrow deposits will be transferred to Purchaser. As of the Effective Time, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Purchased Loans after the Effective Time will be assumed by Purchaser. Seller will be discharged and indemnified by Purchaser from all liability with respect to servicing of the Purchased Loans after the Effective Time and Purchaser will not assume and will be discharged and indemnified by Seller from all liability with respect to servicing of the Purchased Loans on or prior to the Effective Time.

Article III

PURCHASE PRICE AND ADJUSTMENTS

Section 3.1         Purchase Price. On the terms and subject to the conditions set forth herein, in consideration of the sale and transfer of the Purchased Assets and the Assumed Liabilities, Purchaser will pay to Seller the purchase price calculated as the sum of the following (the “Purchase Price”):

(a)        an amount equal to 5.90% of the Average Assumed Deposits (excluding, for purposes of calculating this amount, the Accrued Interest and Fees) (for the avoidance of doubt, it is understood and agreed that for purposes of this Section 3.1(a), Assumed Deposits shall include all Assumed Deposits existing during such calculation period regardless of whether any such Assumed Deposits exist and are transferred to Purchaser on the Closing Date); plus

(b)        the sum of the aggregate Net Book Values, as of the Effective Time, of each of the following: the Purchased Intellectual Property; the Purchased Loans (including Accrued Interest and Fees); the Purchased Overdrafts (including Accrued Interest and Fees); the Prepaid Expenses; and the Purchased Personal Property.

Section 3.2      Closing Statement and Closing Payment.

(a)     Not later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement substantially in the form of Exhibit 3.2 (the “Closing Statement”) showing the calculation of the Purchase Price as of the Most Recent Month End.

(b)     At the Closing, Seller shall pay to Purchaser an amount equal to the Net Book Value of the Assumed Liabilities (including Accrued Interest and Fees) as of the most recent date reasonably available, but in no event as of a date earlier than the Most Recent Month End, less the Purchase Price (as calculated pursuant to Section 3.1 above and reflected in the Closing Statement referenced in Section 3.2(a) (such amount, the “Closing Payment”)).

(c)       In connection with delivery of the Closing Statement, Seller shall deliver to Purchaser updated versions of the following schedules, so that they are presented as of the Most Recent Month End prior to the Closing Date: Assumed Deposits Schedule, Purchased Loans Schedule and Net Book Values Schedule. The schedules referred to in this Section 3.2(c) will be prepared by Seller using the same methodologies, criteria and practices used by Seller to prepare the Schedules delivered in connection with this Agreement.

Section 3.3      Final Closing Statement, Allocation of Fees and Expenses, and Post-Closing Adjustment.

(a)    Not later than thirty (30) Business Days after the Closing Date, Seller shall deliver to Purchaser a statement, showing the calculation of the Purchase Price as of the Effective Time, and prepared using the same methodologies, criteria and practices used in the preparation of the Closing Statement, and reflecting the Purchased Assets and Assumed Liabilities, on the Final Schedules (the “Final Closing Statement”); provided that, (i) in relation to the amount described in Section 3.1(a), the balances of the Assumed Deposits (inclusive of Accrued Interest and Fees) shall be reconciled with the balance of Assumed Deposits set forth in the final conversion file referenced in Section 7.11(a)), and (ii) the amount of the Net Book Value of the Purchased Loans reflected on such Final Closing Statement shall include the Accrued Interest and Fees for each Purchased Loan as reconciled with the final conversion file referenced in Section 7.11(a). Subject to Seller’s policies for addressing the COVID-19 pandemic, Seller shall afford Purchaser and its officers, employees, accountants, attorneys and advisors reasonable access to all relevant work papers, books, records, personnel, schedules and any other documentation used by Seller, or its directors, officers, employees, accountants and advisors, in preparing the updated Transferred Business financial information, Schedules to be delivered pursuant to Section 3.2(c), Final Schedules, Closing Statement and Final Closing Statement; provided that such access and the conditions thereof shall be in Seller’s sole and reasonable discretion and in all respects in accordance with Seller’s internal privacy, retention and other applicable policies and procedures; and provided further, that Seller shall reasonably cooperate with Purchaser and its Affiliates and their respective representatives in connection therewith.

(b)    In connection with delivery of the Final Closing Statement, Seller shall deliver to Purchaser updated versions of the following schedules, so that they are presented as of the Effective Time (such schedules, collectively, the “Final Schedules”): Assumed Contracts Schedule, Assumed Deposits Schedule, Purchased Loans Schedule, Purchased Intellectual Property Schedule and Purchased Personal Property Schedule. The Final Schedules will be prepared by Seller using the same methodologies, criteria and practices used by Seller to prepare the Schedules delivered in connection with this Agreement.

(c)      Except as otherwise provided herein, to effect the intention of the parties that the revenue and fees and expenses (including third-party and internal fees and expenses) associated with the Transferred Business will be for the account of Seller up to the Effective Time and thereafter will be for the account of Purchaser, all fees and expenses with respect to the Transferred Business that related to both the period before and the period after the Effective Time, will be prorated between Purchaser, on the one hand, and Seller, on the other hand, based on the full amount of the latest available bills or statements on the basis of a three hundred sixty-five (365)-day calendar year (except to the extent accrued on a three hundred sixty (360)-day calendar year, in which case proration shall be based on a three hundred sixty (360)-day calendar year) as of the Effective Time. Each of Seller and Purchaser will cooperate and provide supporting information to determine the amount and proration of such fees or expenses. Any necessary payments to reflect such proration shall be reflected in the Final Closing Statement. To the extent that any fees or expenses described in this Section 3.3(c) are not discovered or the actual amount thereof is not known prior to the final determination of the Final Closing Statement, the parties shall cooperate with one another so that Seller and Purchaser each pays its appropriate share of any such fee or expense, depending upon whether such fee or expense relates to the period before or after the Effective Time.

(d)      Except as otherwise expressly provided herein, the determination of the Final Closing Statement will be final and binding on the parties hereto, unless, within thirty (30) Business Days after receipt by Purchaser of the Final Closing Statement, Purchaser notifies Seller in writing of its disagreement with any amount included therein or omitted therefrom, in which case, if the parties are unable to resolve the disputed items within ten (10) Business Days of the receipt by Seller of notice of such disagreement, such items shall be determined by a nationally recognized independent accounting firm selected by mutual agreement between Seller and Purchaser. Such accounting firm will be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of such accounting firm will be final and binding on the parties hereto. The costs and expenses of the accounting firm shall be allocated between Purchaser and Seller based upon the percentage of the dollar value of the disputed amounts (as submitted to the accounting firm) determined in favor of the other party by the accounting firm bears to the dollar value contested by such party. For example, if Purchaser submits a disagreement to the Final Closing Statement to the accounting firm for $1,000, and Seller contests only $500 of the amount claimed by Purchaser, and if the accounting firm ultimately resolves the dispute by awarding Purchaser $300 of the $500 contested, then the costs and expenses of the accounting firm will be allocated 60% (i.e., 300/500) to Seller and 40% (i.e., 200/500) to Purchaser. Not later than the second (2nd) Business Day following the determination of the Final Closing Statement, Seller and Purchaser will implement the transfer of any funds as may be necessary to reflect differences between the Closing Statement and the Final Closing Statement and resulting adjustments to the calculation of the Closing Payment, together with interest thereon computed from the Closing Date up to, but not including, the date of such payment at the Federal Funds Rate; provided, however, that if Purchaser timely provides the disagreement notice referred to in this Section 3.3(d), within two (2) Business Days thereafter, Seller and Purchaser shall effect the transfer of any funds as may be necessary to reflect the differences between the Closing Statement and the undisputed portion of the Final Closing Statement and resulting adjustments to the calculation of the Closing Payment, together with interest thereon computed from the Closing Date up to, but not including, the date of such payment at the Federal Funds Rate.

Section 3.4      Delivery of the Loan Documents. As soon as reasonably practicable after the Closing Date, Seller shall deliver to Purchaser or its designee the Loan Documents actually in the possession or control of Seller or any of its Affiliates. Seller makes no representation or warranty to Purchaser regarding the condition of the Loan Documents or any single document included therein, or Seller’s interest in any collateral securing any Loan, except as specifically set forth herein. If any Loan Documents are not in the possession or control of Seller on the Closing Date, Seller shall use reasonable best efforts to obtain those Loan Documents and deliver them to Purchaser as soon as practicable after the Closing Date.

Section 3.5      Allocation of Purchase Price. Within ninety (90) days following the final determination of the Final Closing Statement in accordance with Section 3.3 above, Purchaser shall deliver to Seller, for Seller’s review and approval (which approval shall not be unreasonably withheld or delayed), Forms 8594 allocating the Purchase Price, the Assumed Liabilities and any other consideration for the acquisition of the Purchased Assets or for the covenants of Seller hereunder to the Purchased Assets and the covenants of Seller hereunder in the manner required by Section 1060 of the Code; provided, however, that certain transaction costs incurred by Seller and Purchaser shall be taken into account indirectly through their effect on the total consideration to be allocated. If within thirty (30) days of receipt of the Forms 8594 Seller fails to notify Purchaser that Seller agrees to the items reflected on the Forms 8594 received from Purchaser, Seller and Purchaser shall negotiate in good faith to resolve any dispute over such allocation. If Seller and Purchaser fail to resolve such dispute within thirty (30) days, then each shall be permitted to file Tax Returns consistent with its own allocation. If Seller agrees in writing to the allocation set forth on Forms 8594 received from Purchaser then Seller and Purchaser shall not be permitted to take a Tax position on any subsequently filed Tax Return, before any Governmental Entity or in any judicial proceeding that is in any way inconsistent with such Forms 8594 (except as may be required to reflect any subsequent adjustments to the Purchase Price hereunder or as may be required pursuant to a determination by an applicable Governmental Entity). If Seller and Purchaser resolve the dispute regarding the Forms 8594 during the thirty (30) day period provided for such dispute resolution in this Section 3.5, Seller and Purchaser shall not take a Tax position on any subsequently filed Tax Return, before any Governmental Entity or in any judicial proceeding that is in any way inconsistent with such resolution (except as may be required to reflect any subsequent adjustments to the Purchase Price hereunder or as may be required pursuant to a determination by an applicable Governmental Entity). If either (i) Seller agrees in writing to the Forms 8594 received from Purchaser or (ii) Seller and Purchaser resolve the disputes, if any, regarding such Forms 8594, then Purchaser and Seller each agree to notify the other party hereto promptly regarding the existence of any material Tax audit, controversy or judicial or administrative proceeding relating to the allocation determined under this Section 3.5.

Article IV

THE CLOSING

Section 4.1      Closing Time and Place. Subject to the satisfaction or, where legally permitted, the waiver of the conditions set forth in Article X, the closing of the transactions provided for herein (the “Closing”) shall occur at 10:00 a.m., San Francisco time, on October 8, 2021, at the offices of Pillsbury Winthrop Shaw Pittman LLP, Four Embarcadero Center, 22nd Floor, San Francisco, CA 94111, or, if appropriate in light of the status of the COVID-19 pandemic, by video or telephonic conference, or, if the Closing cannot occur on such date, on a date and time as soon thereafter as practicable after receipt of all Regulatory Approvals and the expiration or early termination of all related statutory waiting periods, or at such other place, time and date as Purchaser and Seller may agree in writing (in either case, the “Closing Date”). The Closing shall be deemed effective as of the Effective Time.

Section 4.2      Closing Documents. All deliverables under and pursuant to this Section 4.2 shall be deemed to have been made simultaneously.

(a)    Deliveries of Seller. At the Closing, Seller shall deliver the following documents to Purchaser, all of which shall be in a form reasonably satisfactory to Purchaser:

(1)    the updated Schedules contemplated by Section 3.2(c);

(2)    the officers’ certificates contemplated by Section 10.3(c);

(3)    a duly executed bill of sale and assignment and assumption agreement, in substantially the form attached hereto as Exhibit 4.2(a)(3) (the “Bill of Sale and Assignment and Assumption Agreement”), evidencing the transfer to Purchaser of the Purchased Assets and Purchaser’s assumption of the Assumed Liabilities;

(4)    a certification of non-foreign status of Seller, in a form reasonably acceptable to Purchaser, satisfying the requirements of Treasury Regulations Section 1.1445-2(b)(2); and

(5)    subject to the Conversion Plan, the Records (except to the extent that information contained in the Records relates to transactions or activity that occur prior to the Closing Date and it is not reasonably practicable to include such information in the Records as of the Closing Date, then Seller shall deliver such portion of the Records as promptly as practicable following the Closing Date).

(b)    Deliveries of Purchaser. At the Closing, Purchaser shall pay to Seller the Closing Payment in accordance with Section 3.2(b) and shall also deliver the following documents to Seller, all of which shall be in form reasonably satisfactory to Seller:

(1)    the officer’s certificate contemplated by Section 10.2(c); and

(2)    a duly executed Bill of Sale and Assignment and Assumption Agreement.

Article V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as Previously Disclosed, Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty), as follows:

Section 5.1      Organization. Seller is a national banking association duly organized and validly existing under the laws of the United States. Seller has all requisite corporate power and authority to own the Purchased Assets and to carry on the Transferred Business as currently conducted by it.

Section 5.2      Authority; Capacity. Seller has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto. This Agreement and any other documents executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by (or when executed, will have been duly authorized and approved by) all necessary corporate action on the part of Seller, and this Agreement and the documents executed pursuant hereto constitute, or when executed will constitute, the valid and binding obligations of Seller (assuming due authorization and execution by Purchaser), enforceable against Seller in accordance with their terms, except as enforcement may be limited by receivership, conservatorship and the supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of Law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies (each of the foregoing, an “Enforceability Exception”).

Section 5.3      Consents and Approvals. The execution, delivery and performance by Seller of this Agreement do not require, and will not require, any action by or in respect of, or filing with, any Governmental Entity or any third party by Seller, other than (a) in connection with the Regulatory Approvals, (b) as applicable, the receipt of Authorizations described in Section 7.3 including, without limitation, Authorizations described on Section 5.3 of the Seller Disclosure Schedules with respect to the Assumed Contracts, Purchased Intellectual Property and Purchased Personal Property, and (c) any filings or approvals required for the continued perfection or priority of any Lien under an Assumed Contract, except where the failure to take any such action or make any such filing would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.4      Non-Contravention. Subject to obtaining any necessary consents or approvals described in Section 5.3, the execution, delivery and performance of this Agreement by Seller does not and will not (1) breach or violate the articles of association or bylaws of Seller, (2) breach or violate any applicable Law, or (3) result in the creation or imposition of any Lien on any Purchased Asset, other than as a result of Purchaser’s own circumstances, except, in the case of any of (1) through (3), as to any matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.5     Compliance with Law. Seller conducts, and since January 1, 2019 has conducted, the Transferred Business in compliance with applicable Law, including, to the Knowledge of Seller, with respect to the COVID-19 Measures, except as would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect; provided that compliance with Law matters specifically addressed elsewhere in this Article V shall be governed by such specific representations and not this Section 5.5.

Section 5.6      Litigation and Related Matters. As of the date of this Agreement, there are no actions, suits, or proceedings (or, to the Knowledge of Seller, investigations), whether civil, criminal or administrative, against Seller pending as of the date of this Agreement or, to the Knowledge of Seller, threatened as of the date of this Agreement, affecting or related to the Transferred Business, Purchased Assets or Assumed Liabilities. To Seller’s Knowledge, there are no obligations or liabilities (whether or not accrued, contingent or otherwise) or factors or circumstances, which would (1) reasonably be expected to result in any claims or such obligations or liabilities with respect to the Transferred Business, the Purchased Assets or the Assumed Liabilities that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or (2) prevent Seller from being able to perform its obligations under this Agreement.

Section 5.7      No Brokers or Finders. Except for Keefe, Bruyette & Woods, Inc., whose fees will be paid by Seller or an Affiliate of Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates who might be entitled to any fee or commission from Seller or its Affiliates in connection with the transactions contemplated hereby.

Section 5.8      Operations. Since January 1, 2019, Seller has conducted the Transferred Business only in the ordinary course of business consistent with past practice in all material respects (other than as required to address COVID-19 Measures and the related pandemic). The Transferred Business Office Locations are set forth in the Transferred Business Office Locations Schedule. The Net Book Values, as of February 28, 2021, of each of the following is set forth in the Net Book Values Schedule: the Purchased Intellectual Property; the Purchased Loans (excluding Accrued Interest and Fees); the Purchased Overdrafts (excluding Accrued Interest and Fees); the Prepaid Expenses; and the Purchased Personal Property.

Section 5.9      Assumed Deposits.

      (a)      The Assumed Deposits have been originated and administered in accordance with applicable Laws and in all material respects in accordance with the terms of the respective governing documents. The Assumed Deposits are insured by the FDIC to the fullest extent permitted under Law, and all premiums and assessments required to be paid in connection therewith have been paid in full when due. The deposit agreements and other documents relating to the Assumed Deposits to be delivered or made available to Purchaser will be those that are necessary to establish the amounts or other terms of the Assumed Deposits, that will govern the terms of the Assumed Deposits accounts and that evidence the Assumed Deposits. Except as provided on Section 5.9(a) of the Seller Disclosure Schedule, all of the Assumed Deposits are transferable at the Effective Time to Purchaser, and, to Seller’s Knowledge, there are no Assumed Deposits that are subject to any judgment, decree or order of any court or governmental authority. Prior to the date of this Agreement, Seller has provided Purchaser with forms of all deposit agreements related to the Assumed Deposits and all such forms contain all material terms of the Assumed Deposits.

      (b)      The Seller Disclosure Schedule sets forth the top ten (10) Business Customers (based on aggregate deposits) of the Transferred Business as of February 28, 2021 (the “Major Business Customers”). To Seller’s Knowledge, as of the date hereof, none of the Major Business Customers have provided notice, written or oral, to Seller of such customer’s intent to terminate or substantially diminish its depository relationship with Seller or otherwise transfer all or substantially all of such customer’s deposits to a third party.

Section 5.10    Purchased Loans.

      (a)      Each Purchased Loan constitutes a legal, valid and binding obligation of the respective borrower(s) or obligor(s), enforceable, to the Knowledge of Seller, by the holder thereof in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions. Each Purchased Loan is evidenced by legal, valid and binding instruments executed by the respective borrower(s) or obligor(s).

     (b)       Each Purchased Loan is assignable to Purchaser, together with all collateral security therefor, without the consent of the respective borrower(s) or obligor(s). No Purchased Loan is subject to a participation, syndication or securitization.

      (c)      Each Purchased Loan was originated by Seller or a Subsidiary of Seller: (1) in the ordinary course of business and consistent with Seller’s policies and procedures for Loan origination and servicing in place at the time such Purchased Loan was made in all material respects and (2) in accordance with applicable Law, in all material respects; provided that solely for the purpose of this Section 5.10(c), the term “Seller” shall be deemed to include any person who originated any such Purchased Loan before it was acquired by Seller. To the extent any Purchased Loan is secured, such Purchased Loan is secured by a valid, perfected and enforceable Lien on the secured property described in the applicable security agreement.

      (d)      The Purchased Loan Schedule sets forth a list of each of the Purchased Loans, as of the date of such Schedule, including, for each Purchased Loan, the outstanding principal balance (excluding Accrued Interest and Fees) and maturity date. Each Purchased Loan has been serviced and administered in all material respects in accordance with (1) applicable Law; (2) Seller’s loan servicing and operating procedures as in effect from time to time; and (3) the respective Contract governing each Purchased Loan.

      (e)      Immediately following the sale of each Purchased Loan, Purchaser will own such Purchased Loan free and clear of any Liens other than any Lien created by virtue of Purchaser’s purchase of such Purchased Loans.

      (f)      None of the rights or remedies under the documentation relating to the Purchased Loans has been amended, modified, waived, subordinated or otherwise altered by Seller, except as evidenced by a written instrument which is a part of the file with respect to the Purchased Loans.

      (g)      Except as set forth in this Section 5.10, Seller does not make any representation or warranty of any kind relating to the Purchased Loans and Seller shall not be responsible for: (1) any representation, warranty or statement made by an obligor or other party in or in connection with any Purchased Loan, (2) the financial condition or creditworthiness of any primary or secondary obligor under any Purchased Loan or any guarantor or surety or other obligor thereof, (3) the performance by the obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Purchased Loan, or (4) inspecting any of the property, books or records of any obligor.

Section 5.11    Assumed Contracts. Seller and, to the Knowledge of Seller, each third party to any Assumed Contract (other than the Real Property Lease) to which Seller is a party has performed in all material respects its obligations thereunder to the extent that such obligations to perform have accrued. Neither Seller nor, to the Knowledge of Seller, any third party is in default under any Assumed Contract. No Assumed Contract was entered into outside the ordinary course of business of Seller (or its applicable predecessor in interest). Each Assumed Contract constitutes the legal, valid and binding obligation of Seller and, to the Knowledge of Seller, the respective third party, and is enforceable in accordance with its terms subject, as to enforcement, to any applicable Enforceability Exceptions.

Section 5.12    Regulatory Matters. As of the date of this Agreement, there are no pending, or to the Knowledge of Seller, threatened disputes, controversies or other matters between or involving Seller and any Governmental Entity relating to the Transferred Business that (1) would reasonably be expected to prevent Seller from being able to perform its obligations under this Agreement or (2) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. As of the date hereof, Seller has not received any notice from any Governmental Entity indicating that such Governmental Entity would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not grant or issue its consent or approval.

Section 5.13    Necessary Permits. Seller has all material permits, licenses, orders, ratings and approvals of all Governmental Entities necessary to operate the Transferred Business substantially as presently operated, and (1) all of such permits, licenses, orders, ratings and approval are in full force and effect in all material respects, and (2) to the Knowledge of Seller, no suspension or cancellation of any such permit, license, order, rating or approval has been threatened.

Section 5.14    Business Employees and Benefits.

      (a)      The Business Employees Schedule lists, as of the date set forth therein, to the extent permitted by Law, each Business Employee’s job title and status (active or on approved leave and estimated return to work date if known). Prior to the date of this Agreement, Purchaser has been furnished with the following information concerning the Business Employees as of the date hereof, and Seller shall periodically from time to time prior to Closing to the extent necessary, furnish such updated information with respect to any newly hired Business Employees: status as Full-Time Employee or Part-Time Employee, annual base salary or hourly base pay rate, type of bonus or incentive plan, if applicable (i.e., discretionary or formulaic), primary work location, exempt/non-exempt status under the Fair Labor Standards Act (as classified by Seller), recognized service with Seller or any of its Affiliates based on the Corporate Hire Date identified in Seller’s Human Resources Management System (“HRMS”), and standard work hours identified in Seller’s HRMS. Seller will provide to Purchaser the name of each Business Employee who is not a Key Employee within five (5) calendar days after the signing of this Agreement in order to facilitate the Purchaser’s making of the Comparable Job Offer to each such employee. No later than fifteen (15) Business Days prior to the Closing Date (and thereafter periodically from time to time prior to Closing to the extent necessary), Seller shall update the Business Employees Schedule to reflect any newly hired Business Employees, those Business Employees whose employment has terminated, and any other change in the other information on the Business Employees Schedule, in each case to the extent permitted by Section 7.1 of this Agreement.

      (b)      Schedule 5.14(b) sets forth an accurate and complete list of each material Employee Plan. “Employee Plan” shall mean each retirement, pension, 401(k), deferred compensation, medical, dental, spending accounts (e.g., FSA, HSA, etc.), disability, life, severance, vacation, incentive bonus, fringe benefit, equity-based compensation, and stock purchase plan, program, agreement or arrangement, which is sponsored, maintained or contributed to by Seller or any of its Affiliates and, in each case, in which any Business Employee is eligible to participate. Seller has made available to Purchaser copies of the summary plan descriptions with respect to each material Employee Plan subject to ERISA. Except as would not have a Material Adverse Effect, each Employee Plan is in compliance with applicable Laws, including, without limitation, ERISA and the Code.

      (c)       Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined to be so qualified and, to the Knowledge of Seller, no event has occurred that could reasonably be expected to adversely affect the qualified status of any such Employee Plan.

      (d)      The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (1) entitle any Business Employee to any payment or (2) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Business Employee.

      (e)       The Purchaser shall, and shall cause its Affiliates to, share and otherwise process Business Employees’ data only on a need-to-know basis, only as legally permitted and only to the extent necessary to perform its obligations under this Agreement or the Transition Services Agreement or Seller’s further written instructions. The Purchaser and its Affiliates shall use reasonable, technical and organizational measures consistent with its customary practices to ensure the security and confidentiality of Business Employees’ data in order to prevent, among other things, accidental, unauthorized or unlawful destruction, modification, disclosure, access or loss. The Purchaser agrees that, before the Closing Date, neither it nor its Affiliates shall disclose any of the Business Employees’ data to third parties, other than Purchaser’s and its Affiliates’ attorneys, agents or representatives without the express written approval of Seller, unless required by applicable Law. The Purchaser shall promptly inform Seller of any breach of this security and confidentiality undertaking.

Section 5.15     Labor Contracts and Relations.

      (a)      With respect to the Business Employees or the Transferred Business, (1) none of Seller or any of its Subsidiaries is a party to any collective bargaining agreement, contract, or other agreement or arrangement with a labor union, labor organization or other employee representative body and, to Seller’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor unions or labor organizations, to organize, or compel Seller or its Subsidiaries to bargain as to wages and conditions of employment of, any Business Employees or any other employees of the Transferred Business, (2) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of Seller or any of its Subsidiaries is the subject of a proceeding asserting it has committed an unfair labor practice nor, to the Knowledge of Seller, is any such proceeding threatened, and (3) there is no strike, lockout, slowdown, work stoppage or other labor dispute by the Business Employees or otherwise impacting the Transferred Business pending or, to Seller’s Knowledge, threatened.

      (b)       To Seller’s Knowledge, each Business Employee is authorized to work in the U.S. and is otherwise in compliance with all applicable visa requirements in all material respects.

      (c)       Seller is not delinquent in payments to any Business Employees.

      (d)      To Seller’s Knowledge, no Business Employee is in violation of any term of (i) any employment contract, non-disclosure agreement, confidentiality agreement or consulting agreement with Seller or any of its Subsidiaries or (ii) any enforceable non-competition agreement, enforceable non-solicitation agreement or restrictive covenant with a former employer relating to the right of such employee to be employed by or provide services to the Transferred Business.

Section 5.16    Books and Records. The Records taken as a whole are accurate in all material respects and have been maintained in the ordinary course of business.

Section 5.17    Intellectual Property and Technology.

      (a)      The Intellectual Property set forth in the Purchased Intellectual Property Schedule is subsisting and, to the Knowledge of Seller, valid and enforceable. Seller exclusively owns and possesses, free and clear of all Liens, all right, title, and interest in and to the Purchased Intellectual Property. Seller has the right to transfer to Purchaser the Purchased Intellectual Property.

      (b)      Since January 1, 2019, no written claim has been asserted or, to Seller’s Knowledge, threatened that the use or exploitation by Seller or any of its Affiliates of any Purchased Intellectual Property owned by Seller or any of its Affiliates infringes the Intellectual Property of any third party. To the Knowledge of Seller, the conduct of the Transferred Business as currently conducted does not infringe, misappropriate or otherwise violate the rights of any third party in any Intellectual Property in the United States.

Section 5.18    Tax Matters. All material Tax Returns with respect to the Purchased Assets, the Assumed Liabilities, or the operation of the Transferred Business, that are required to be filed (taking into account any extension of time within which to file) before the Closing Date have been duly and timely filed, and such Tax Returns are correct, true and complete in all material respects. All Taxes shown to be due on such Tax Returns have been timely paid in full, withheld and/or timely remitted to the appropriate Taxing Authority, as applicable. There are no unpaid Taxes with respect to the Transferred Business that, if remaining unpaid after the Closing, would become payable by Purchaser. Seller has withheld and remitted to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with the Transferred Business. Except as otherwise permitted by Law, for all completed tax years, Seller has duly and timely sent to each account holder with respect to the Assumed Deposits an Internal Revenue Service Form 1099 (or a substitute form permitted by law) relating to the interest paid on the Assumed Deposits for those periods.

Section 5.19    Real Property Lease.

      (a)      Seller has provided Purchaser with a true and correct copy of the Real Property Lease. The Real Property Lease is in full force and effect in all material respects and Seller has a valid and subsisting leasehold interest in the leasehold estate under the Real Property Lease, free and clear of any Liens, and Seller is not in default in any material respect under the terms of the Real Property Lease. To Seller’s Knowledge (1) there exists no default of any material nature by the landlord under the Real Property Lease, and (2) there exists no condition, state of facts or event that, with the passing of time or the giving of notice, or both, would constitute a default of any material nature by the landlord under the Real Property Lease (it being understood that when Seller remakes the foregoing representation as of the Closing Date, such representation will be subject to any changes in facts or circumstances that have been disclosed by Seller to Purchaser on or prior to the Closing Date). The Real Property Lease constitutes the legal, valid and binding obligation of Seller and, to the Knowledge of Seller, the landlord under such Real Property Lease, and is enforceable in accordance with its terms subject, as to enforcement, to any applicable Enforceability Exceptions.

      (b)      To Seller’s Knowledge, Seller has not received any written notice of a condemnation proceeding relating to the real property that is subject to the Real Property Lease that would materially affect the Real Property Lease or Seller’s intended use of the property leased thereby.

Section 5.20    No Other Representations and Warranties. Except as expressly set forth in this Article V, none of Seller or any other person on behalf of Seller has made or makes any express or implied representations or warranties. Purchaser represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, (a) it has relied solely upon the express representations and warranties of Seller set forth in this Article V, and (b) it is fully knowledgeable about the banking products and services typically offered to participants in the homeowners association industry and the Laws pertaining thereto.

Article VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as Previously Disclosed, Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty) as follows:

Section 6.1      Organization. Purchaser is a state-chartered bank duly organized, validly existing and in good standing under the Laws of California. Purchaser has all corporate power and authority to own the Purchased Assets and to carry on the Transferred Business and, subject to receipt of the Regulatory Approvals, is duly qualified to do business in and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership of the Purchased Assets and the conduct of the Transferred Business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 6.2      Authority; Capacity. Purchaser has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto. This Agreement and any other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by (or when executed will have been duly authorized and approved by) all necessary corporate action on the part of Purchaser, and this Agreement and documents executed pursuant hereto constitutes, or when executed will constitute, the valid and binding obligations of Purchaser (assuming due authorization and execution by Seller), enforceable against Purchaser in accordance with their terms, except as enforcement may be limited by any applicable Enforceability Exceptions.

Section 6.3      Consents and Approvals.

      (a)      The execution, delivery and performance by Purchaser of this Agreement does not require, and will not require, any action by or in respect of, or filing with, any Governmental Entity by Purchaser, other than (1) compliance with the requirements of applicable Law, (2) in connection with the Regulatory Approvals or (3) as applicable, the receipt of Authorizations described in Section 7.3.

      (b)      As of the date of this Agreement, there are no pending, or to the Knowledge of Purchaser, threatened disputes or controversies between Purchaser or any of its Affiliates and any Governmental Entity, including, with respect to capital, leverage or liquidity requirements, that (1) would reasonably be expected to prevent or delay Purchaser from being able to perform its obligations under this Agreement or (2) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. As of the date of this Agreement, Purchaser has not received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

      (c)      As of the date of this Agreement, both currently and after giving effect to the transactions contemplated hereby (on a pro forma basis) Purchaser meets, and will meet, upon consummation of the transactions contemplated by this Agreement, all capital, leverage and liquidity requirements, standards and ratios required by each state, federal or foreign regulator with jurisdiction over Purchaser, including any such higher requirement, standard or ratio as applied to Purchaser by any state, federal or foreign regulator, and Purchaser has no reason to believe that any such regulator is likely to, or has indicated that it will, condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any additional capital or leverage requirement, standard or ratio that is not already met by Purchaser (both currently and on a pro forma basis).

      (d)      The deposits of Purchaser and its Subsidiaries are insured by the FDIC to the fullest extent permitted under Law and all premiums and assessments required to be paid in connection therewith have been paid in full when due.

      (e)      Purchaser was rated at least “satisfactory” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision and has no reason to believe that its current Community Reinvestment Act examination rating will be downgraded following its next Community Reinvestment Act examination. As of the date of this Agreement, Purchaser has received no notice of and has no Knowledge of any planned or threatened objection by any community or other group to the transactions contemplated hereby.

Section 6.4      Non-Contravention. Subject to obtaining any necessary consents or approvals described in Section 7.3(b), the execution, delivery and performance of this Agreement by Purchaser does not and will not (1) breach or violate the articles of association or bylaws of Purchaser or (2) breach or violate any applicable Law, except, in each case for any breach or violation that would not prevent or materially delay Purchaser from being able to perform its obligations under this Agreement in all material respects and to obtain promptly the Regulatory Approvals.

Section 6.5      Compliance with Laws. Each of Purchaser and its Subsidiaries: (1) is in compliance with all Laws applicable to its business and (2) has conducted and are conducting its business in all material respects in compliance with all applicable Laws in each case, except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay receipt of the Regulatory Approvals or Purchaser from being able to perform its obligations under this Agreement.

Section 6.6      Litigation and Related Matters. As of the date of this Agreement, there are no actions, suits, or proceedings, whether civil, criminal or administrative, against Purchaser pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser which would (1) reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect or (2) prevent or materially delay Purchaser from being able to perform its material obligations under this Agreement.

Section 6.7      No Brokers or Finders. Other than Piper Sandler Companies, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates who might be entitled to any fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated hereby.

Section 6.8      Financing. On the Closing Date, Purchaser will have sufficient cash to enable it to pay the Purchase Price to Seller and to promptly pay any other amounts to be paid by it under this Agreement.

Section 6.9      No Other Representations or Warranties. Except as expressly set forth in this Article VI, Purchaser, and no other person on behalf of Purchaser, has made or makes any express or implied representations or warranties. Seller represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon the express representations and warranties of Purchaser set forth in this Article VI.

Article VII

GENERAL COVENANTS

Section 7.1      Conduct of the Transferred Business Prior to the Closing.

      (a)      From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, except as (i) otherwise contemplated by this Agreement, (ii) consented to in writing in advance by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) required by applicable Law or regulatory or supervisory guidance or with respect to Seller’s actions taken in good faith in furtherance of compliance with applicable Law or regulatory or supervisory guidance, or (iv) required pursuant to a binding agreement, commitment or arrangement existing as of the date of this Agreement and Previously Disclosed, Seller shall not:

      (1)      fail to use its commercially reasonable efforts to (A) conduct the Transferred Business in all material respects in the ordinary and usual course of business consistent with past practice and (B) preserve the goodwill of vendors, Business Employees, service providers, Business Customers and others having business relations in respect of, or in connection with, the Transferred Business;

      (2)      except as disclosed in Section 7.1(a)(2) of the Seller Disclosure Schedule, or required pursuant to the terms of any Employee Plan in effect as of the date hereof and described in Section 7.1(a)(2) of the Seller Disclosure Schedule: (A) hire any Business Employee except to fill an open position set forth on the Seller Disclosure Schedule or to replace a Business Employee whose employment terminates after the date hereof; (B) terminate any Business Employee (other than for cause in a manner consistent with past practice); (C) increase the compensation or benefits payable to the Business Employees, other than increases in the base salary or base wage payable to any Business Employee in the ordinary course of business consistent with past practice that, unless otherwise described in Section 7.1(a)(2) of the Seller Disclosure Schedule (which Section of the Seller Disclosure Schedule may be supplemented prior to Closing upon at least three (3) days’ advance written notice to Purchaser to reflect any merit-based increase in base salaries or base wages following the date hereof), does not result an annual adjustment of more than three percent (3%) individually or three percent (3%) in the aggregate; provided further, that this Section 7.1(a)(2) shall not restrict Seller from providing retention or other stay incentive compensation to any Business Employee in accordance with Section 8.1(e)(3); or (D) adopt, modify, amend or terminate any Employee Plan (or any arrangement that would be an Employee Plan if in effect on the date hereof) other than with respect to any Employee Plan that applies generally to employees of Seller and its Affiliates or a subset thereof that is not specific to Business Employees;

      (3)      (A) except for (i) employment transfers resulting from Seller’s internal job postings (which postings are not specifically targeted to the Business Employees), (ii) employment transfers in the ordinary course of Seller’s business which are not material to the Transferred Business, or (iii) such employment transfers as Seller may reasonably deem necessary to support the ongoing efforts to contain the outbreak of COVID-19, transfer the employment of any Business Employee to another branch, facility or office of Seller or any of its Affiliates which is not currently a site at which Business Employees perform services for the Transferred Business or Transferred Business Office Location, provided that, in the case of clauses (i) and (ii), Seller shall provide Purchaser no less than five (5) Business Days advance notice of any such proposed transfer, and in the case of clause (iii) Seller shall provide notice of such transfer as soon as reasonably practicable; or (B) otherwise alter the position or duties of any employee or other worker in such a way as to change whether such employee or other worker is or is not considered a Business Employee;

      (4)     amend, modify or waive any material provision of any Assumed Contract or Purchased Loan (other than renewals or replacements of existing Assumed Contracts on substantially the same terms in the ordinary course of business and consistent with past practices; provided that Seller has provided Purchaser written notice at least two (2) Business Days prior to entering into any such renewal or replacement and Purchaser has failed to object to such renewal or replacement within two (2) Business Days after receiving such written notice);

      (5)      other than in the ordinary course of business consistent with past practice with respect to Purchased Loans and Purchased Overdrafts, sell, transfer, assign, encumber with any Lien or otherwise dispose of any Purchased Assets;

      (6)       make or agree to make any material improvements to the leased property subject to the Real Property Lease, unless Seller has provided Purchaser written notice at least two (2) Business Days prior to making or agreeing to make any such improvements and Purchaser has failed to object to such improvements within two (2) Business Days after receiving such written notice;

      (7)      fail to maintain the leased property subject to the Real Property Lease in a condition substantially the same as on the date of this Agreement, ordinary wear and tear excepted;

      (8)      other than in the ordinary course of business consistent with past practice or as determined to be necessary or advisable by Seller in the reasonable bona fide exercise of its discretion based on changes in market conditions applicable to the Transferred Business, materially alter its interest rate, credit policies or fee pricing policies or practices with respect to the Assumed Deposits and the Purchased Loans; provided, however that Seller will be permitted (but not required) to take such actions with respect to the Assumed Deposits to the extent reasonably deemed necessary to preserve the mix, type and aggregate amount of the Assumed Deposits; and provided further that Seller shall provide Purchaser no less than three (3) Business Days advance written notice of Seller’s intent to take any action contemplated by this paragraph;

      (9)      other than in the ordinary course of business consistent with past practice, fail to maintain all material insurance policies related to the Transferred Business;

      (10)    take any action or omit to take any action that is (A) intended to, or to Seller’s Knowledge would reasonably be likely to, result in any of Seller’s representations and warranties set forth in this Agreement becoming untrue in any material respect as of the Closing or (B) intended to or would reasonably be likely to result in (x) any of the conditions to the Closing set forth in Article X not being satisfied or (y) a material violation of any provision of this Agreement, except as may be required by applicable Law;

      (11)    agree to any of the foregoing actions.

      (b)     Notwithstanding anything to the contrary in this Agreement, (1) nothing contained in this Agreement shall be construed to give Purchaser, directly or indirectly, rights to control or direct the operations of the Transferred Business prior to the Closing; and (2) prior to the Closing, Seller shall exercise, consistent with the terms of this Agreement, complete control and supervision over the operations of the Transferred Business.

Section 7.2      Access to Properties and Records Relating to the Transferred Business.

      (a)      To the extent permitted by applicable Law, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, Seller shall provide to Purchaser and to its officers, accountants, counsel, and other representatives reasonable access during Seller’s normal business hours to the properties, books, contracts and records of Seller and its Subsidiaries to the extent related to the Transferred Business for purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that such access shall be at reasonable times, upon reasonable prior notice and shall be subject to any restrictions imposed by Seller in its sole discretion with respect to in-person access in light of COVID-19 concerns or in accordance with Seller’s internal privacy, retention and other applicable policies and procedures, shall not occur prior to Seller’s initial communications with Business Employees regarding the transactions contemplated by this Agreement, shall not disrupt the personnel and operations of Seller and its Subsidiaries and will require that Purchaser and its representatives be accompanied (virtually if required by COVID-19 concerns) by a representative of Seller; provided further that Seller shall not be required to provide access to any information to the extent that such access: (1) would violate applicable Law or regulatory or supervisory guidance or would adversely impact any legal privilege; (2) would result in the disclosure of any confidential supervisory information, or any trade secrets or any competitively sensitive information of Seller or of a third party to whom Seller has confidentiality obligations or otherwise violate or breach any third-party agreement; (3) would result in Purchaser gaining access to Seller’s and/or its Affiliates’ consolidated, combined, unitary or similar group Tax Returns or to any income Tax Return of Seller or its Affiliates; or (4) would result in Purchaser gaining access to any information relating to Seller’s other businesses, facilities or operations not subject to this Agreement; and provided further that all employee communications shall be governed by Section 8.1(i); and provided further that Seller shall not be required to afford access to any employees of Seller who shall be absent due to Seller’s mandatory leave policies or otherwise on leave of absence. All requests for access to such properties, books, and records shall be made to such representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder.

      (b)      Following the Closing, Purchaser will grant Seller and its representatives reasonable access during Purchaser’s normal business hours to all books and records related to the Transferred Business and to the Transferred Business Employees (including making such persons reasonably available to Seller for depositions, witness preparation, trial preparation and fact-gathering, but excluding any proceedings, or threatened proceedings, between Seller and Purchaser or an Affiliate of Purchaser or of Seller) upon reasonable prior notice if such access is reasonably deemed necessary or desirable by Seller or any of its Subsidiaries in connection with its Tax, regulatory, litigation, contractual or other legitimate, non-competitive matters for which Transferred Business Employees may have relevant information; provided, however, such access shall be subject to any reasonable restrictions imposed by Purchaser with respect to in-person access in light of COVID-19 concerns, and Purchaser shall not be required to provide access to any information to the extent that such access: (1) would violate applicable Law or would adversely impact any legal privilege; or (2) would result in the disclosure of any confidential supervisory information, or any trade secrets or any competitively sensitive information of Purchaser or of a third party to whom Purchaser has confidentiality obligations. All requests for access to such books and records shall be made to such representatives of Purchaser as Purchaser shall designate, who shall be solely responsible for coordinating all requests and all access permitted hereunder. Nothing in the foregoing will prevent Seller or any of its Subsidiaries from seeking to make such persons available via subpoena or other legal or similar process, and Purchaser shall reasonably cooperate in making employees available for such purposes.

      (c)      Following the Closing, Seller will grant Purchaser and its representatives reasonable access during Seller’s normal business hours to all books, records and other data included in or related to the Purchased Assets and Assumed Liabilities and retained by Seller pursuant to the terms of this Agreement; provided, however, that such access shall be at reasonable times, upon reasonable prior notice and shall be subject to any restrictions imposed by Seller in its sole discretion with respect to in-person access in light of COVID-19 concerns or in accordance with Seller’s internal privacy, retention and other applicable policies and procedures. Seller shall retain such books and records in accordance with the policies and procedures, including with respect to safekeeping, security and destruction, as applied to the Retained Businesses generally.

Section 7.3      Efforts; Regulatory Filings and Other Actions.

      (a)      Each of the parties hereto agrees to use its reasonable best efforts to obtain any required Authorization; provided that neither Seller nor Purchaser shall be obligated to make any payments, expend any money or incur any monetary obligations to any third party whose consent is requested in connection with obtaining such Authorization that is not agreed to be reimbursed by the other party; provided further that each of Purchaser and Seller shall pay fifty percent (50%) of any additional fees required to obtain such Authorization under the applicable Contract terms; and provided further, that Seller shall not be required to offer to grant any accommodation (financial or otherwise), other than ministerial acknowledgements, to any third party to obtain any such Authorization, or to seek broader rights or more favorable terms for Purchaser than those applicable to Seller or Purchaser, as the case may be, prior to the date hereof or as may be applicable to Seller from time to time hereafter. The parties acknowledge and agree that there can be no assurance that Seller’s efforts will be successful or that Purchaser will be able to obtain such Authorizations on acceptable terms or at all.

      (b)      Each of the parties hereto agrees to use its reasonable best efforts to (1) fulfill all of the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement; and (2) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cooperate with the other parties in connection with the foregoing.

      (c)      Notwithstanding the foregoing, in the case of any Contract under which goods or services are provided in connection with the Transferred Business that is listed on the Assumed Contracts Schedule, and also involves the provision of goods and services in connection with the Retained Businesses, as noted on such Schedule, and where assignment of such Contract in its entirety to Purchaser is determined by Seller to not be appropriate, Seller shall use its reasonable best efforts (which shall not require Seller to make any payments or incur any monetary obligations to any third party) to facilitate an introduction between Purchaser and the counter-party to any such Contract, so that a substitute arrangement might be negotiated between Purchaser and such counter-party, which shall fulfill Seller’s obligations to Purchaser under Section 7.3(a) with respect to any such Contract that also involves the provision of goods and services to the Retained Businesses. For the avoidance of doubt, any such Contract referred to in the preceding sentences shall not be deemed to be included in the term “Assumed Contract” as used herein. The parties acknowledge and agree that, where Seller enjoys rights under any enterprise, site or similar license grant, such license may preclude partial transfers or assignments or operation of a service bureau on behalf of unaffiliated entities.

      (d)      Without limiting this Section 7.3, Purchaser shall use its reasonable best efforts to (1) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Regulatory Approvals as promptly as practicable, including, without limiting the generality of the foregoing, promptly agreeing to take and taking any actions required by any Governmental Entity with respect to any Regulatory Approval (i) to the extent necessary to consummate the transactions contemplated hereby as promptly as practicable and where applicable, or (ii) to avoid a decision by a Governmental Entity to open an in-depth investigation or to cause a Governmental Entity to close its investigation as promptly as practicable; (2) effect all necessary registrations and filings, if any; and (3) lift or rescind as promptly as practicable any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby; provided, that Seller shall not be required to commence or participate in any action, suit, arbitration, proceeding or investigation by or before any Governmental Entity in connection with Purchaser obtaining any such Regulatory Approval. The parties hereto agree that they shall cooperate in preparing, submitting, filing, updating and publishing (as applicable), as expeditiously as possible, all applications, notifications and report forms as may be required by applicable Law with respect to the transactions contemplated by this Agreement, including those of any applicable state, federal or foreign regulatory agency. Purchaser will use its reasonable best efforts to obtain such approvals and accomplish such actions as expeditiously as possible; provided that, within fifteen (15) calendar days after the date hereof, each party will file any application, notice or report required to be filed by such party with any Governmental Entity with respect to any Regulatory Approval or otherwise required in connection with the transactions contemplated hereby. Purchaser will use its reasonable best efforts to obtain a waiver from, or reduction of, any applicable waiting period, and will make any further filings pursuant thereto that may be necessary in connection therewith. The parties further covenant and agree not to extend any waiting period associated with any Regulatory Approval or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto.

      (e)      Each party shall, subject to applicable Law (including with respect to confidential supervisory information) (1) permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity in connection with the transactions contemplated hereby, and (2) provide counsel for the other party with copies of all filings made by such party, and all material correspondence between such party (and its advisors) with any Governmental Entity and any other material information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated hereby; provided, in each case, that materials may be redacted (x) to remove information regarding valuation of the Transferred Business, (y) as necessary to comply with contractual arrangements and (z) as necessary to address privilege or confidentiality concerns. Notwithstanding the foregoing, neither party shall be required to permit the other party to review in advance, or provide copies to the other party of, any such written materials or information (including, without limitation, minutes of meetings of a party’s Board of Directors or committee thereof or an internal management committee), if provided or made available to either party’s regulatory or supervisory authority in the context of such party’s regular updating communications with such authority. Each party agrees that it will use reasonable best efforts to keep the other party informed with respect to all applications and developments related thereto, and, where reasonably practicable under the circumstances, give the other party reasonable advance notice of, and whenever appropriate, invite the other party (and give due consideration in good faith to any reasonable request of the other party) to participate in, any material meetings or discussions held with any Governmental Entity; provided that such participation is not objected to by such Governmental Entity.

      (f)       Promptly upon the execution of this Agreement and subject to applicable Law, Purchaser and Seller will reasonably coordinate in good faith in respect of any communications by Seller with any person with respect to the Authorizations; provided that Seller shall have the right to control the nature and timing of such communications. Seller, in consultation with Purchaser, shall as promptly as practicable following the date hereof develop a communications and action plan (which plan shall be designed to communicate promptly and follow up with all such persons with respect to, and to obtain, all such required Authorizations), and shall keep each other reasonably informed regarding the progress and status of such efforts.

Section 7.4      Further Assurances. Seller and Purchaser agree that, from time to time, whether before, on or after the Closing Date, each of them will execute and deliver and/or record and file any additional documents, agreements or instruments, and take such other actions as the other reasonably requests in order to fully implement the transactions contemplated hereby.

Section 7.5      Confidentiality.

      (a)      The parties agree that until the Closing Date, the confidentiality provisions of the Confidentiality Agreement (and certain other provisions as specified in the Confidentiality Agreement) shall survive the execution and delivery of this Agreement.

      (b)      Following the Closing Date, Purchaser shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, except to the extent compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of applicable Law or the applicable requirements of any Governmental Entity or relevant stock exchange, all non-public records, books, Contracts, instruments, computer data and other data and information relating to the Retained Business (or, if required under a Contract with a third party, such third party) furnished to it by Seller or its representatives pursuant to the Confidentiality Agreement or otherwise in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (1) generally available to the public other than as a result of any disclosure or other action or inaction by Purchaser or its representatives in breach of this Section 7.5, (2) rightfully known to Purchaser or its representatives from a third party that is not known by Purchaser to be bound by a confidentiality agreement with or other obligation of secrecy to Seller or its Affiliates or (3) in the possession of, or known to, Purchaser or its representatives prior to disclosure by Seller or on Seller’s behalf, or independently developed by Purchaser or any of its representatives without the use or benefit of, or reference to, any such information), and Purchaser shall not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors with a duty of confidentiality and, to the extent permitted above, any Governmental Entity. To the extent permitted by applicable Law, Purchaser shall notify Seller promptly upon becoming aware that any of the information described above (x) has been requested by a Governmental Entity and shall work in good faith with Seller to seek confidential treatment for or other protective order to prevent the disclosure of any of the confidential information described above; or (y) has been disclosed to or obtained by a third party (otherwise than as permitted by this Section 7.5(b)). Purchaser shall use reasonable best efforts to minimize (e.g., through redaction) any such disclosure and, if applicable, shall make an appropriate request that such information be afforded confidential treatment under applicable Law.

      (c)       Following the Closing Date, Seller shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, except to the extent compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of applicable Law or the applicable requirements of any Governmental Entity or relevant stock exchange, all non-public records, books, Contracts, instruments, computer data and other data and information relating solely to the Transferred Business (or, if required under a Contract with a third party, such third party) in Seller’s or its representatives’ possession (except to the extent that such information may be required to be disclosed under applicable Law to a Governmental Entity or otherwise), and Seller shall not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors with a duty of confidentiality and, to the extent permitted above, any Governmental Entity. To the extent permitted by applicable Law, Seller shall notify Purchaser promptly upon becoming aware that any of the information described above (x) has been requested by a Governmental Entity and shall work in good faith with Purchaser to seek confidential treatment for or other protective order to prevent the disclosure of any of the confidential information described above; or (y) has been disclosed to or obtained by a third party (otherwise than as permitted by this Section 7.5(c)). Seller shall use reasonable best efforts to minimize (e.g., through redaction) any such disclosure and, if applicable, shall make an appropriate request that such information be afforded confidential treatment under applicable Law.

Section 7.6              Publicity; Notices.

(a)             Prior to the Closing Date, neither Purchaser nor Seller shall make or cause to be made any external communication, including any communication intended for dissemination or to reach, or reasonably expected to be disseminated or to reach, members of the public or Business Customers regarding the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser and Seller each agree that, without the other party’s prior written consent, it shall not release or disclose any of the terms or conditions of the transactions contemplated herein to any other person. Notwithstanding the foregoing, each party may make such a communication as, based on the advice of its counsel, may be required by applicable Law or as necessary to obtain the Regulatory Approvals or, on the advice of such counsel, should be disclosed to the Governmental Entity having supervisory or regulatory jurisdiction over such party. Except with respect to a communication issued by Purchaser or any of its Affiliates in compliance with the terms of this Section 7.6 that announces the execution of this Agreement or the consummation of the transactions contemplated hereby, no communication, whether verbal or written, issued by Purchaser or any of its Affiliates shall reference the name of Seller or any of its Affiliates without the prior written consent of Seller (which consent may not be unreasonably withheld, conditioned or delayed).

(b)             Purchaser and Seller shall cooperate to provide, or join in providing where appropriate, all notices to Business Customers and other persons that Seller or Purchaser, as the case may be, desires to give or is required to give under applicable law or the terms of any agreement between Seller and any Business Customer in connection with the transactions contemplated hereby. A party proposing to send or publish any notice or communication pursuant to this Section 7.6(b) shall furnish to the other party a copy of the proposed form of such notice or communication at least five (5) calendar days in advance of the date of the first mailing, posting, or other dissemination thereof to Business Customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other such party proposes as necessary to comply with applicable law. Following the giving of any notice heretofore described in this Section 7.6(b), Purchaser and Seller shall deliver to each new Business Customer such notice or notices as may be reasonably necessary to notify such new Business Customers of Purchaser’s pending assumption of liability for the Assumed Deposits or to comply with applicable law.

(c)             All costs and expenses of any notice or communication sent or published by Purchaser or the Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any joint notice or communication shall be shared equally by the Seller and Purchaser.

Section 7.7              Non-Competition and Non-Solicitation.

(a)             For a twenty-four (24) month period following the Closing Date, Seller shall not (1) solicit Business Customers for financial products or services of the type included in the Purchased Assets or the Assumed Liabilities on the basis of their being or having been a Business Customer (e.g., through use of a list of Business Customers), or (2) establish, acquire, maintain or operate any business that is competitive with the Transferred Business within the Restricted Territory; provided, however, that, for the avoidance of doubt, this Section 7.7(a) shall not prohibit or in any way limit Seller or any of its Affiliates, after the Closing Date, from (i) offering products and services to customers as part of the businesses of Seller and its Affiliates that are not being sold pursuant to this Agreement, including the conduct of the Retained Businesses, the Excluded Assets or the Excluded Liabilities and any business of Seller conducted on a national or regional basis so long as such activities do not involve the solicitation of customers described in the preceding clause (1) or the activities restricted in the preceding clause (2); (ii) purchasing or acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise), a person (an “Acquisition Target”) that, directly or indirectly, engages in an existing business that is competitive with the Transferred Business in the Restricted Territory (such existing business of such person, a “Competing Banking Business”) and continuing to operate such Competing Banking Business; provided that the aggregate earnings of the Competing Banking Businesses in the Restricted Territory of the Acquisition Target prior to the consummation of such purchase or acquisition by Seller or any of its Affiliates shall not be greater than fifty percent (50%) of such Acquisition Target’s aggregate earnings overall; or (iii) undertaking general advertising or marketing campaigns with respect to products or services as a result of the acquisition of a Competing Banking Business as permitted hereby. This Section 7.7(a) does not, in any way, restrict or impede Seller from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable Law, provided that such compliance does not exceed that required by such Law.

(b)            Without limiting the Confidentiality Agreement:

(1)             Purchaser and its Affiliates shall not, directly or indirectly, from the date hereof until the eighteen (18)-month anniversary of the Closing Date, solicit for employment or hire any Retained Employee whom Purchaser or its Affiliates became aware of, or with whom Purchaser or its Affiliates had contact, in connection with Purchaser’s entry into this Agreement and its consideration of the transactions contemplated hereby; provided that this Section 7.7(b)(1) shall not prohibit Purchaser or any of its Affiliates from (i) engaging in solicitation by means of a general purpose advertisement not specifically targeted at the Seller Employees or Retained Employees or hiring any Seller Employee or Retained Employee as a result of such general purpose advertisement or (ii) hiring any Seller Employee or Retained Employee who was terminated by Seller after the Closing Date; and

(2)             Seller and its Affiliates shall not, directly or indirectly, from the date hereof until the eighteen (18)-month anniversary of the Closing Date, solicit for employment or hire any Transferred Business Employee or any other employee of Purchaser whom Seller or its Affiliates became aware of, or with whom Seller or its Affiliates had contact, in connection with Seller’s entry into this Agreement and its consideration of the transactions contemplated hereby; provided that this Section 7.7(b)(2) shall not prohibit Seller from (i) engaging in solicitation by means of a general purpose advertisement not specifically targeted at the Transferred Business Employees or other employees of Purchaser or hiring any Transferred Business Employee or employee of Purchaser as a result of such general purpose advertisement or (ii) hiring any Transferred Business Employee or other employee of Purchaser who was terminated by Purchaser or any of its Affiliates after the Closing Date.

(c)             For a twelve (12) month period following the Closing Date, and without limiting any confidentiality obligation otherwise applicable to it or them, Purchaser and its Affiliates shall not, knowingly and intentionally, directly or indirectly, use any information provided by Seller to Purchaser and its Affiliates regarding the Retained Businesses and that otherwise is not generally available, including as part of the books and records that are Purchased Assets, to solicit customers of the Retained Businesses as of the Closing Date for products or services unrelated to the Transferred Business; provided that nothing in this Section 7.7(c) shall be construed as limiting the ability of Purchaser to (1) engage in general solicitation, advertising or marketing not specifically targeted at such customers; or (2) service customers of the Retained Businesses who also are customers of Purchaser or its Affiliates.

(d)            From the date hereof until the Closing Date, Purchaser will not use the existence of the transactions contemplated by this Agreement (or its status as Purchaser) to attempt to (1) solicit Business Customers through specifically targeted advertising or marketing or (2) induce such Business Customers to close any account and open accounts directly with Purchaser.

(e)             Each of Purchaser and Seller understands and acknowledges that (1) it would be difficult to calculate damages to Seller or Purchaser, as applicable, from any breach of the obligations of Purchaser or Seller, as applicable, under this Section 7.7, (2) injury to Purchaser or Seller, as applicable, from any such breach would be irreparable and impossible to measure and (3) the remedy at law for any breach or threatened breach of this Section 7.7 would therefore be an inadequate remedy and, accordingly, Purchaser and Seller shall, in addition to all other available remedies (including, without limitation, seeking such damages as either can show it has sustained by reason of such breach and/or the exercise of all other rights either has under this Agreement), be entitled to seek injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting of a bond.

(f)             Purchaser and Seller understand and acknowledge that the restrictive covenants and other agreements contained in this Section 7.7 are an essential part of this Agreement and the transactions contemplated hereby and thereby. It is the intention of the parties that, if any of the restrictions or covenants contained herein are held to cover a geographic area or to be for a length of time that is not permitted by applicable Law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent that such provision would then be valid or enforceable under applicable Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under applicable Law.

(g)             For the avoidance of doubt, none of the restrictions imposed by applicable subsections of this Section 7.7 that is applicable to a person that is an Affiliate of a party shall apply to such person if such person ceases to be an Affiliate of such party.

Section 7.8              UCC-1 Assignment and Other Documents.

(a)             Seller shall use its reasonable best efforts to deliver to Purchaser at the Closing all UCC-1 financing statements and UCC-3 assignments of such financing statements, mortgage assignments and endorsed notes, and all other documentation necessary to effect the assignment of record of the Purchased Loans to Purchaser. The out-of-pocket costs and expenses of preparing and filing any such documentation shall be paid fifty percent (50%) by each of Purchaser and Seller.

(b)             In accordance with Article 9 of the UCC, from the date hereof until the Closing Date, Seller shall make, at Seller’s expense, all filings of continuation statements necessary to maintain perfection of any security interests related to the Purchased Loans that are scheduled to lapse before and within sixty (60) calendar days after the later of the Closing or the date all documentation relating to the Purchased Loans have been delivered to Purchaser. Upon Closing, any out-of-pocket costs and the reasonable expenses of preparing and filing any such documentation for any such security interests that were scheduled to lapse after the Closing that are paid by Seller, shall be reimbursed promptly by Purchaser (without adjustment to the Purchase Price).

Section 7.9              Change of Name, Etc. Promptly after the Closing Date, Purchaser will discontinue use of all documents, signage, marketing materials, brochures and forms of Seller or such item bearing Seller’s Trademarks. All removals and all installations required pursuant to the foregoing shall be at the expense of Purchaser.

Section 7.10             Insurance Matters. Effective as of the Effective Time, (1) Seller will be entitled to terminate all insurance coverage relating to the Transferred Business and its current or former officers and employees under the general corporate policies of insurance, cancellable surety bonds and hold harmless agreements and (2) Purchaser shall become solely responsible for all insurance coverage with respect to the Transferred Business and its current officers and employees.

Section 7.11            Conversion.

(a)             Subject to applicable Law, from the date hereof until the earlier of the Closing Date (or, if later, the Conversion Date, as defined below) and the termination of this Agreement, Purchaser and Seller shall use reasonable best efforts to cooperate to effect the orderly transition of the Transferred Business from Seller to Purchaser. As of the date hereof, Purchaser and Seller have agreed upon the framework and principal elements of a transition and conversion plan (the “Conversion Plan”), including the date on which the conversion to Purchaser of the data processing and related systems for the Transferred Business, the Assumed Liabilities and the Purchased Assets shall occur (such date, the “Conversion Date”); provided that the parties acknowledge and agree that certain interim steps described in this Conversion Plan framework, and any dates by which they may be completed, are subject to change. Each of Purchaser and Seller shall use their reasonable best efforts to finalize the remaining elements of the Conversion Plan as expeditiously as possible following the date hereof and to perform their respective responsibilities in the final Conversion Plan in accordance with the agreed-upon framework and principal elements. For purposes of clarity, the final Conversion Plan shall detail the data to be included in the conversion file as reasonably agreed by the parties; provided that, for the avoidance of doubt, the conversion file, including the interim conversion files provided by Seller between the date hereof and the Closing Date, or, if later, the Conversion Date, shall include the Accrued Interest and Fees for each Purchased Loan and each Assumed Deposit shall reflect posted interest and fees. If Purchaser is unable to effect such conversion on the Conversion Date, it may propose to delay conversion (and the Closing Date) to a subsequent date, subject (so long as Seller is not primarily responsible for such delay) to Seller’s approval in its commercially reasonable discretion. In the event that such a delay is approved by Seller, in addition to Purchaser’s obligations under the Conversion Plan, Purchaser shall, within ten (10) days of receipt of an invoice from Seller, reimburse Seller for its costs and expenses (including third-party and internal fees and expenses) incurred solely as a result of such delay (and not otherwise as a result of the agreed-upon Conversion Plan). In the event that Purchaser is unable to effect such conversion on such delayed Conversion Date, it may again propose a further delayed Conversion Date (and the Closing Date) (and successive delays thereafter) subject (so long as Seller is not primarily responsible for such delay) to Seller’s approval in its reasonable discretion and, in each such case, shall, upon request by Seller, reimburse Seller for its costs and expenses (including third-party and internal fees and expenses) incurred solely as a result of such delay or delays (and not otherwise as a result of the agreed-upon Conversion Plan). In the event Purchaser is unable to effect such conversion on the Conversion Date or any delayed Conversion Date, and Seller is primarily responsible for any such delay or delays, Seller shall, upon request by Purchaser, reimburse Purchaser for its costs and expenses (including third-party and internal fees and expenses) incurred solely as a result of such delay or delays (and not otherwise as a result of the agreed-upon Conversion Plan).

(b)            With respect to any data, including Transferred Business Relationship Information or other non-public personal information of any Business Customer, transferred to Purchaser’s systems for conversion purposes (and without limiting the provisions of this Agreement or the Confidentiality Agreement), prior to Closing: (1) Purchaser shall not use those data for any purposes other than for the conversion and in accordance with the Conversion Plan, shall transfer those data only to personnel involved in the conversion with a need to know such information (and, for the avoidance of doubt, not to front office/customer-facing personnel) and shall implement any ”clean team” protocols reasonably requested by Seller and comply with the data security requirements as set forth in Exhibit 7.11(b); (2) Purchaser shall retain and use such data in accordance with applicable Law; (3) except as may be required by applicable Law, Purchaser shall not disclose those data to any person (including any of its Affiliates) without Seller’s prior written consent; (4) if this Agreement is terminated pursuant to Article XI, Purchaser shall immediately, as requested by Seller, destroy or transfer to Seller all those data, except for any such data Purchaser is required to retain under applicable Law, and certify to Seller that it has not retained or has destroyed (as applicable) all those data; and (5) except for any such data Purchaser is required to retain pursuant to a court order or judgment, data in respect of customers that are not, or cease to be, Business Customers shall, immediately on Seller’s request, be destroyed or transferred to Seller, and Purchaser shall certify to Seller that it has not retained or has destroyed (as applicable) all such data. Before providing any Transferred Business Relationship Information or other Business Customer identifying data to Purchaser, Seller will have the right to (x) within fifteen (15) Business Days of Purchaser’s notice to Seller of the intended provision of such data to a Representative (as defined in Exhibit 7.11(b)), conduct an inspection during Purchaser’s normal business hours of Purchaser’s or its current vendors’ information security principles and controls, as applicable, and (y) request that Purchaser provide Seller with Purchaser’s vendor management due diligence files with respect to any new vendor engaged by Purchaser and request that Purchaser certify that any such new vendor’s information security principles and controls are consistent with Seller’s applicable security standards. Purchaser may only provide Transferred Business Relationship Information or other Business Customer identifying data to its vendors if such vendors have executed a confidentiality agreement with Purchaser and Seller containing terms no less favorable to Seller than the terms of the Confidentiality Agreement (without regard to any modification thereof pursuant hereto or lapse of time). Upon learning of an incident that may or has resulted in unauthorized disclosure, use of, or access to, Seller’s Confidential Information (as such term is defined in the Confidentiality Agreement), Purchaser will promptly but in any event within 24 hours from the incident, at no cost to Seller: (i) provide notice of the incident to Seller in accordance with the terms of this Agreement, (ii) provide information requested by Seller related to the incident and provide assistance to enable Seller Party to notify its customers or other affected persons of the breach, at no cost to Seller, (iii) provide information to, and cooperate fully with, law enforcement agencies and any Governmental Entities; and (iv) take all reasonable steps necessary to mitigate the impact of the incident, which may include making changes to Purchaser’s security measures that are designed to mitigate the risk of reoccurrence of the incident, and notify Seller of such actions. In the event of such a data breach, Purchaser and Seller shall cooperate in good faith to take any necessary action, including customer notifications.

(c)             Seller shall be responsible for the costs and expenses (including third party vendor costs) incurred to separate the data, including Transferred Business Relationship Information or other non-public personal information of any Business Customer, transferred to Purchaser’s systems for conversion purposes, into any portion to be migrated to Purchaser and any portion to be retained by Seller; provided, however, that (i) any such costs and expenses in excess of $250,000 shall be split evenly between Seller and Purchaser; and (ii) for clarity, Purchaser shall be solely responsible for any and all costs to format or re-format the Records to effect the conversion to Purchaser of the data processing and related systems for the Transferred Business, the Assumed Liabilities and the Purchased Assets as provided in this Section 7.11. Except as provided above, Purchaser shall be solely responsible for any and all costs and expenses necessary to complete the migration of the Records onto Purchaser’s electronic information systems, including all costs of Purchaser’s third-party vendors and any other costs and expenses to format or re-format such Records, or to obtain any necessary equipment, licenses, software, or other intellectual property rights necessary for Seller to provide any services to Purchaser relating to the Transferred Business pursuant to the Transition Services Agreement, and to complete the migration of the Records and the data processing and systems conversion pursuant to the Conversion Plan.

Section 7.12            Real Property Lease.

(a)             Within thirty (30) calendar days after the date of this Agreement, Seller shall use its reasonable best efforts (which shall not require Seller to pay any money or other consideration, other than customary administrative charges and expense reimbursements, to any person or to initiate any claim or proceeding against any person) to cause the landlord of the Real Property Lease, to the extent such landlord’s consent to the assignment of Seller’s rights and obligations as tenant in such Real Property Lease to Purchaser is required under the terms of the Real Property Lease, to execute in favor of Purchaser (1) an Authorization and (2) a prospective release of Seller with respect to its obligations thereunder. To the extent that, despite Seller’s reasonable best efforts, such Authorization is executed but such a prospective release cannot be obtained with respect to the Real Property Lease, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase (other than customary administrative charges and expense reimbursements, which shall be borne by Seller), the assignee of such Real Property Lease will indemnify Seller for any claim arising under such Real Property Lease and relating to an event occurring from and after the Closing (and, if Purchaser is not the assignee, then Purchaser will guaranty such indemnification obligations of the assignee).

(b)             If, despite Seller’s reasonable best efforts, an Authorization of the type described in Section 7.12(a) to the assignment of the rights and obligations of Seller as tenant under the Real Property Lease cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase (other than customary administrative charges and expense reimbursements, which shall be borne by Seller), Seller shall, if permitted without the consent of the landlord under such Real Property Lease, or, if such consent is required, after such consent has been obtained (which shall not require Seller to pay any money or other consideration, other than customary administrative charges and expense reimbursements, to any person or to initiate any claim or proceeding against any person), sublease the facility location to Purchaser pursuant to a sublease agreement which shall be, to the extent permitted, for the remainder of the existing term of the Real Property Lease, and which shall provide for Purchaser to perform all of the obligations of Seller under such Real Property Lease and which otherwise shall contain such terms as may be mutually agreeable between Seller and Purchaser but shall specifically (1) provide that the rent payable by Purchaser thereunder shall not be higher than the rent payable by Seller under such Real Property Lease, and (2) permit Purchaser to exercise any renewal or extension options under such Real Property Lease, at Purchaser’s election. The subtenant under such sublease agreement will indemnify Seller for any claim arising under the Real Property Lease from and after the Closing (and, if Purchaser is not the subtenant, then Purchaser will guaranty such indemnification obligations of the subtenant).

(c)             Purchaser shall use its reasonable best efforts to cooperate with Seller’s attempts to obtain the landlord’s Authorization and prospective release or its approval of a sublease agreement, but shall not be obligated to pay any consideration, grant any concession or material lease amendment in connection therewith.

(d)             If, despite Seller’s reasonable best efforts, an Authorization of the type described in Section 7.12(a) to the assignment of the rights and obligations of Seller as tenant under the Real Property Lease, or a sublease of the facility location to Purchaser pursuant to a sublease agreement as described in Section 7.12(b), cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase (other than customary administrative charges and expense reimbursements, which shall be borne by Seller), and the Purchaser determines to make alternative arrangements for a facility for the Transferred Business, the Real Property Lease shall be excluded from the Assumed Liabilities for purposes of Section 2.2(a). Notwithstanding anything to the contrary contained in this Agreement, if Seller is unable to obtain for Purchaser the right to occupy the facility location subject to the Real Property Lease, whether pursuant to an Authorization or a sublease agreement or otherwise, Purchaser will not be entitled to terminate this Agreement and Purchaser will remain obligated to perform all of its obligations hereunder, including, without limitation, the assumption of the Assumed Deposits without any reduction or adjustment to the consideration to be paid by Purchaser as provided in this Agreement.

Section 7.13             Escheat Deposits. For the avoidance of doubt, any deposits in the deposit accounts of Business Customers which become subject to escheat to any Governmental Entity prior to the Closing Date, and any reporting or payment obligations arising in connection with such deposits, shall be the responsibility of Seller, and any of the Assumed Deposits which become subject to escheat to any Governmental Entity on or after the Closing Date, and any reporting or payment obligations arising in connection with such deposits, shall be the responsibility of Purchaser.

Article VIII

EMPLOYMENT AND BENEFIT MATTERS

Section 8.1              Transferred Business Employees.

(a)             Offers of Employment. The parties acknowledge that at least seven (7) calendar days prior to the date hereof, Seller has provided to Purchaser, for Purchaser’s review and comment, a schedule setting forth the compensation and benefits provided by Seller and its Affiliates to each Business Employee as of the date of this Agreement. No later than ten (10) Business Days after the date hereof, Purchaser shall notify each Business Employee in writing that such Business Employee shall receive a Comparable Job Offer not less than thirty (30) calendar days prior to the Closing Date. No later than forty-five (45) calendar days prior to the Closing Date, Purchaser shall provide to Seller, for Seller’s review and comment (which comments Purchaser shall consider in good faith), each offer of employment for each Business Employee to be used for purposes of the Comparable Job Offer and a schedule setting forth the compensation and benefits proposed to be offered to each Business Employee as of the applicable Hire Date. Purchaser (or one of its Affiliates) shall, not less than thirty (30) calendar days prior to the Closing Date, make a Comparable Job Offer to all Business Employees effective as of the applicable Hire Date. Purchaser shall allow such Comparable Job Offer to remain open for a period of five (5) Business Days. Each Business Employee who accepts Purchaser’s, or an Affiliate of Purchaser’s, Comparable Job Offer shall be a “Transferred Business Employee” as of the applicable Hire Date. Inactive Business Employees shall remain employed by Seller and shall continue to receive compensation and benefits in accordance with the Employee Plans and policies of Seller. Purchaser agrees that each Transferred Business Employee who continues to remain employed with Purchaser or any of its Affiliates shall be provided terms of employment that would constitute a Comparable Job Offer for no less than one year following the Closing Date; provided that, nothing in this Section 8.1(a) shall be construed as any Transferred Business Employee being treated by Purchaser other than as an “at will” employee. Purchaser shall promptly make a Comparable Job Offer effective as of the Closing Date to each individual who becomes a newly hired Business Employee on or after the date hereof and prior to the Closing; provided that such new hire otherwise complies with Section 7.1(a)(2) of this Agreement.

(b)             Termination of Employment with Seller. As of the Hire Date, the Transferred Business Employees shall have a “separation from service” as that term is defined by Section 409A of the Code and the regulations promulgated thereunder and a “termination of employment” for all of Seller’s Employee Plans. The Transferred Business Employees shall cease active participation in each Employee Plan at or following the Hire Date pursuant to the terms of the applicable Employee Plan and any applicable Law and shall not be eligible for severance under the Seller’s Severance Plan (as defined below). Solely to the extent required by applicable Law or to the extent any accrual exceeds that which is permissible pursuant to Purchaser’s employee benefit plans, Seller and its Affiliates shall pay each Transferred Business Employee for all paid time off that is accrued but unused by such Transferred Business Employees immediately prior to the Hire Date. Except as required by applicable Law and to the maximum extent permitted by Purchaser’s employee benefit plans, Purchaser shall, or shall cause an Affiliate of Purchaser to, assume, recognize and honor any time off that is accrued but unused by each Transferred Business Employee as of immediately prior to the Hire Date, and such accrued but unused time off, other than time off paid in accordance with the preceding sentence, shall be deemed to be an Assumed Liability for purposes of this Agreement. Except as otherwise expressly provided in this Section 8.1, Seller and its Affiliates shall retain all assets and liabilities relating to the Business Employees under the Employee Plans. Transferred Business Employees may continue participation under the Employee Plans that provide health, disability, severance, worker’s compensation, life insurance or similar benefits with respect to claims incurred by the Business Employees and their eligible spouses, dependents or qualified beneficiaries, as applicable, on or prior to the Hire Date, or as otherwise provided by the terms of the applicable Employee Plan; and provided further that eligible Transferred Business Employees may elect to participate in post-retirement coverage plans as in effect from time to time in accordance with the applicable terms of such plan. Immediately prior to the Hire Date, Seller or its Affiliate shall pay each Transferred Business Employee all earned but unpaid incentive compensation (or prorated portion thereof) attributable to periods of service with Seller and its Affiliates prior to the Hire Date to the extent it is calculable. The amount of such incentive compensation payments shall be determined, and such payments shall be made, in accordance with the terms of the applicable Employee Plans in the same manner as Seller makes such determinations for similarly situated active Seller employees generally, and shall be paid immediately prior to the Hire Date to the extent it is calculable (but in no event later than two and one-half (2 ½) months following the calendar year in which the Closing Date occurs).

(c)             Employee Benefits Participation Effective Dates and Reimbursement of Health Benefit Deductibles.

(1)             If a Transferred Business Employee’s Hire Date is on the first day of a calendar month, such Transferred Business Employee shall be immediately eligible to commence participation in the employee benefit plans and other employment programs of Purchaser or its Affiliates.

(2)             If a Transferred Business Employee’s Hire Date is on a day other than the first day of a calendar month, such Transferred Business Employee shall be immediately eligible to commence participation in the employee benefit plans and employment programs of Purchaser or its Affiliates (including life insurance and disability insurance), except for health benefits (medical, dental, vision and prescription drug), and healthcare spending accounts (“Delayed Benefits”). Transferred Business Employees’ participation in the employee benefit plans of Purchaser or an Affiliate of Purchaser providing Delayed Benefits coverage shall begin on the first day of the calendar month following the Hire Date.

(3)             If, during the calendar year in which the Closing occurs, (a) Purchaser’s health plan insurance carrier does not credit a Transferred Business Employee for applicable deductibles paid by such Transferred Business Employee for health benefits (medical, dental, vision and prescription drug) under Seller’s health plan prior to such Transferred Business Employee’s Hire Date, and (b) the combined amount of deductibles paid by a Transferred Business Employee for such health benefits under the Seller’s health plan and the Purchaser’s health plan exceeds the amount of the applicable deductible that the Transferred Business Employee would have been required to pay under Seller’s health plan in that calendar year, then, within thirty (30) days of Purchaser’s receipt of the information provided in the third clause (2) in Section 8.1(d) below, Purchaser shall reimburse such Transferred Business Employee of his or her deductible payments via a cash payment in an amount equal to the value of the combined deductibles that exceed the applicable deductible limits under the Seller’s health plan and such amount will be grossed up for any applicable taxes.

(d)             Credit for Service; Pre-existing Conditions. For purposes of determining (1) eligibility to participate in and vesting under any employee benefit plan of Purchaser or its Affiliates and (2) retirement eligibility under any Purchaser plan, and for purposes of determining vacation, paid time off, and severance benefit entitlements, level of employer contributions under a defined contribution plan and pay credits under a cash balance plan, in each case, as applicable, Purchaser will use commercially reasonable efforts to cause each Transferred Business Employee to be credited with the years of service he or she has been credited with under the comparable Employee Plans; provided that such service shall not be recognized for purposes of (1) grandfathering and/or benefit accruals under any Purchaser defined benefit retirement plan and (2) retiree medical benefits (but it may be recognized for access only retiree medical, if applicable). Purchaser or any Affiliate of Purchaser, as applicable, shall (1) use commercially reasonable efforts to waive any preexisting conditions, actively at work requirements and waiting periods under the welfare benefit plans of Purchaser or an Affiliate of Purchaser that provide healthcare and disability benefits in which the Transferred Business Employees are eligible to participate to the same extent that such conditions and waiting periods were waived or previously satisfied under the comparable Employee Plan immediately prior to the applicable employee benefit plans participation effective date described in Section 8.1(c) above, and (2) subject to (A) Seller providing Purchaser with the applicable information with respect to each Transferred Business Employee or (B) a Transferred Business Employee providing Purchaser with the applicable information with respect to him or herself in a form that Purchaser determines is administratively feasible to take into account under its (or its Affiliates’) plans, use commercially reasonable efforts to cause such plans to honor any expenses incurred by such Transferred Business Employees and their eligible dependents under Employee Plans that are medical and pharmacy benefit plans during the portion of the calendar year in which they become Transferred Business Employees for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket, and similar expenses, to the same extent that such expenses were recognized under the comparable Employee Plan. Purchaser and its Affiliates, as applicable, shall timely execute and deliver to Seller a HIPAA non-disclosure agreement in the form reasonably determined by Seller and Purchaser to be necessary to comply with HIPAA. Subject to Purchaser’s and its Affiliates’ compliance with the previous sentence, Seller will provide, or will cause the applicable Employee Plan provider(s) to provide, to Purchaser, its Affiliates or the applicable plan provider(s) the information reasonably required by Purchaser to ensure healthcare benefit plan administration in compliance with this Section 8.1(d) as promptly as practicable on or after the Hire Date. Purchaser shall not provide any payment or incentive to any Transferred Business Employee to induce such employee to elect continued participation in any healthcare benefit plan of Seller.

(e)             Severance and Retention.

(1)             With respect to Transferred Business Employees whose employment with Purchaser or an Affiliate of Purchaser is terminated during the twelve (12) month period commencing on the Hire Date, Purchaser shall provide, or cause to be provided, severance benefits that are equal to the greater of (A) severance benefits that would have been provided to such Transferred Business Employee pursuant to the MUFG Union Bank, N.A. General Severance Plan, or (B) the severance benefits provided under the severance arrangements of Purchaser or its Affiliates applicable to similarly-situated employees, in each case taking into account such Transferred Business Employee’s service pursuant to Section 8.1(d), service with Purchaser or an Affiliate of Purchaser after the Hire Date and any increase (but not decrease) in compensation applicable to such Transferred Business Employee.

(2)             Seller shall be responsible for and bear the cost of any retention bonuses or payments made to Business Employees prior to or concurrently with the Closing. Purchaser shall be responsible for and bear the cost of any retention bonuses or payments made to Transferred Business Employees after the Closing.

(f)             401(k) Plan Accounts. Except as set forth above, as of the Closing Date, each Transferred Business Employee will be eligible for a distribution from Seller’s 401(k) plan or to keep his or her account balance in Seller’s 401(k) plan, subject to the terms of Seller’s 401(k) plan. Purchaser shall take any and all commercially reasonable actions as may be required to permit each Transferred Business Employee who participates in a tax-qualified defined contribution retirement plan maintained by Seller or its Affiliate (“Seller Qualified Plan”) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in an amount equal to the eligible rollover distribution portion of the account balance distributed to or distributable to such Transferred Business Employee from the Seller Qualified Plan to the tax-qualified defined contribution retirement plan maintained by Purchaser or an Affiliate of Purchaser in which the Transferred Business Employees are eligible to participate.

(g)             WARN Act. Seller shall assume full responsibility for compliance with any “plant closing,” “mass layoff” or other triggering event under any applicable WARN Act, including WARN Act notices and similar notices required under other applicable state or local laws, if any, that may be required as a result of any employment losses caused by reason of any events occurring prior to the Closing Date, unless otherwise required by law. Purchaser and its Affiliates shall not take any action on or after the Closing Date that would cause any non-compliance with or create any liability to Seller or its Affiliates under any applicable WARN Act. Purchaser shall assume full responsibility for compliance with any “plant closing,” “mass layoff” or other triggering event under any applicable WARN Act, including WARN Act notices and similar notices, or compensation in lieu of notice, as required under other applicable state laws, if any, that may be required as a result of any employment losses caused by reason of any events occurring on or after the applicable Hire Date. Purchaser shall reimburse Seller for any such amounts or any liabilities thereof incurred by Seller with respect to any amounts (including any severance, fines or penalties) payable under or pursuant to the WARN Act or similar state or local laws with respect to any Business Employees, including without limitation those who do not become Transferred Business Employees or in connection with events that occur from and after the applicable Hire Date. Notwithstanding any provision in this Section 8.1(g) to the contrary, this Section 8.1(g) shall not limit Seller’s ability to seek indemnification under Section 12.2 with respect to any nonfulfillment of Purchaser’s covenants under this Sections 8.1.

(h)             Workers’ Compensation. With respect to any Transferred Business Employee, (1) Seller shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Business Employee that occurred prior to the Closing and (2) Purchaser or its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Business Employee that occur after the Closing. For purposes of this Section 8.1(h), a claim occurs on the date of an injury or illness resulting in a workers’ compensation claim occurred as determined in accordance with the terms of applicable state law in respect of workers’ compensation. Purchaser and Seller agree that they will cooperate fully (except as prohibited by applicable Law) with each other and with the applicable insurers and/or third-party claims administrators by providing needed information to determine the date of the injury or illness.

(i)             Employee Communications. Any communications by Purchaser with the Business Employees prior to the Closing Date shall be subject to and in compliance with the terms of this Agreement. Communications from Purchaser to Business Employees following the date hereof must be scheduled in advance with Seller. Written communications from Purchaser to Business Employees prior to the Closing Date shall be subject to Seller’s prior review and comment (which comments Purchaser shall consider in good faith).

(j)              [Intentionally omitted].

(k)             No Third-Party Rights. Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Employee Plan, (2) prevent Seller, Purchaser or any of their respective Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (3) prevent Purchaser or any of its Affiliates, after the Closing Date, from terminating the employment of any Transferred Business Employee, or (4) create any third-party beneficiary rights in any Business Employee, or any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Business Employee by Seller, Purchaser or any of their respective Affiliates or under any benefit plan which Seller, Purchaser or any of their respective Affiliates may maintain.

(l)              No Guarantee of Employment. Nothing in this Agreement, express or implied, shall confer upon any employee of Seller, or any representative of any such employee (excluding Seller), any rights or remedies, including any right to employment or continued employment for any period or terms of employment, for any nature whatsoever.

(m)             COBRA. The Purchaser shall, or shall cause its Affiliates to, provide continued health coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA to the qualified beneficiaries of the Transferred Business Employees who elect the coverage offered by Purchaser, regardless of the time of their qualifying event, including all obligations with respect to all health claims incurred on or after the Closing Date.

(n)             No Assumption or Transfer of Employee Plan. Purchaser shall not be obligated to assume, continue, or maintain any of the Employee Plans. No assets or Liabilities of the Employee Plans shall be transferred to, or assumed by, Purchaser or any of its benefit plans.

(o)             Cooperation and Assistance.

(1)             Mutual Cooperation by Seller and Purchaser. From and after the date of the Agreement and after the Closing Date, Seller and Purchaser shall, and Purchaser shall cause its Affiliates to, cooperate with the other party to facilitate the obligations assumed by Purchaser and its Affiliates under this Section 8.1 including providing (to the extent permitted by law) such current information regarding the Transferred Business Employees or former employees of the Business on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, such employees (and their spouses and dependents, as applicable) under the Employee Plans, as applicable.

(2)             Claims Assistance. Upon reasonable notice to Purchaser, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to permit Transferred Business Employees to provide such assistance to Seller and its Affiliates as may be required in respect of claims against Seller or its Affiliates, whether asserted or threatened, to the extent that, in Seller’s reasonable opinion, a Transferred Business Employee (i) has knowledge of relevant facts or issues, or (ii) could provide assistance that is reasonably necessary to respond to and defend against any such claim.

(p)             Indemnification. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall be liable for and shall indemnify and hold Seller, its officers, directors, employees, advisers, agents, representatives and Affiliates harmless from any and all Losses associated with the employment or termination of the employment of an Transferred Business Employee at, or after the Effective Time, or the Hire Date of any Inactive Business Employee, including any claim by a Transferred Business Employee which arises under federal, state or local statute (including Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1990, the Equal Pay Act, the Americans with Disabilities Act of 1990, Family and Medical Leave Act of 1993, Consolidated Omnibus Budget Reconciliation Act of 1985, ERISA and all other statutes regulating the terms and conditions of employment), regulation or ordinance, under the common law or in equity (including any claims for wrongful discharge or otherwise), or under any benefit plans or under any policy, agreement, understanding or promise, written, oral or implied, formal or informal, between Purchaser and such Transferred Business Employee; provided that Purchaser shall not be liable for any Losses to the extent resulting from Seller’s or any of its Affiliates’ actions or omissions, or the actions or omissions of any employees, agents, or representatives of Seller or any of its Affiliates.

(q)             Notwithstanding anything to the contrary contained in this Agreement, Seller shall be liable for and shall indemnify and hold Purchaser, its officers, directors, employees, advisers, agents, representatives and Affiliates harmless from any and all Losses associated with the employment, terms and conditions of employment, or termination of the employment of a Business Employee, including any Transferred Business Employee, in respect of any period up to and including the Closing Date, or up to the Hire Date of any Inactive Business Employee, including any claim by, or on behalf of, a Business Employee which arises under federal, state or local statute, regulation or ordinance (including Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Family and Medical Leave Act, Section 1981, the Age Discrimination in Employment Act of 1990, the Equal Pay Act, the Americans with Disabilities Act of 1990, ERISA and all other statutes regulating the terms and conditions of employment), under the common law or in equity (including any claims for wrongful discharge or otherwise), or under any benefit plans or under any policy, agreement, understanding or promise, written, oral or implied, formal or informal, between Seller and such employee; provided that Seller shall not be liable for any Losses to the extent resulting from Purchaser’s or any of its Affiliates’ actions or omissions, or the actions or omissions of any employees, agents, or representatives of Purchaser or any of its Affiliates, including any such actions or omissions with respect to the contingent offers made to Business Employees or the pre-hire process performed by Purchaser with respect to Business Employees.

Article IX

TAX MATTERS

Section 9.1              Indemnification.

(a)             Seller shall pay or cause to be paid, shall be liable for, and shall indemnify, defend and hold Purchaser and its Affiliates harmless from and against any and all Seller Proprietary Taxes. Purchaser shall pay or cause to be paid, shall be liable for, and shall indemnify, defend and hold Seller and its Affiliates harmless from and against any and all Purchaser Proprietary Taxes.

(b)             All personal property, ad valorem or other similar Seller Proprietary Taxes or Purchaser Proprietary Taxes (not including income Taxes) levied with respect to the Purchased Assets or the Transferred Business for a taxable period which includes but does not end on the Closing Date (“Straddle Period”) shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Closing Period and the number of days included in the Post-Closing Period. In the case of other such Taxes arising in a Straddle Period, the allocation of such Taxes between the Pre-Closing Period and the Post Closing Period shall be made on the basis of an interim closing of the books as of the Effective Time.

(c)             Payment in full of any amount due from Purchaser or Seller under this Section 9.1 shall be made to the affected party in immediately available funds at least two (2) Business Days before the date payment of the Taxes to which such payment relates is due, or, if such Tax has already been paid or if no cash payment is due, within fifteen (15) calendar days after written demand is made for such payment.

Section 9.2              Refunds, Credits and Carrybacks.

(a)             Seller shall be entitled to any refunds, credits or offsets that are Excluded Tax Assets or any refunds, credits or offsets of or against any Taxes that are the responsibility of Seller hereunder (including, without limitation, pursuant to Section 9.1(a)).

(b)             If Purchaser or any of its Affiliates is in receipt of refunds, credits or offsets to which the Seller party is entitled pursuant to Section 9.2(a), it shall promptly forward to, or reimburse, the Seller for such refunds, credits or offsets.

Section 9.3              Cooperation.

(a)             After the Effective Time, subject to such party’s procedures to deal with the COVID-19 pandemic, Seller and Purchaser will each afford (or cause its respective Affiliates to afford) to the other or to such other’s representatives or agents reasonable access during normal business hours (on terms not unreasonably disruptive to the business, operations or employees of the party or parties of which access is sought) to the records and all other data and information relating to Taxes with respect to the Purchased Assets pertaining to taxable years or periods, or a portion thereof, ending at or prior to the Effective Time and to Seller’s employees, the Transferred Business Employees or such other employees providing services in respect of the Purchased Assets and auditors for the purpose of obtaining information relating to Taxes, to the extent such access is reasonably necessary or helpful: (1) to prepare and complete any Tax Returns; (2) to prosecute or defend on behalf of Purchaser or Seller litigation or administrative controversies controlled by Seller or Purchaser, as the case may be, under Section 9.4 of this Agreement; or (3) to comply with requests made by any Taxing Authority conducting an audit, investigation or inquiry relating to Purchaser’s or Seller’s activities.

(b)             After the Closing, Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Purchased Assets and the Transferred Business relating to any Tax period beginning before the Effective Time until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Governmental Entity; and (ii) to give the other party hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser or Seller shall allow the other party hereto to take possession of such books and records.

Section 9.4              Contest Provisions. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened audits or assessments or any administrative or judicial proceeding related to Taxes (“Tax Claim”) for which such other party (or such other party’s Affiliates) may be liable hereunder. Seller shall be entitled to participate at its expense in the defense of and, at its option, take control of the complete defense of, any Tax Claim relating to Taxes for which it may be liable, and to employ counsel and other advisors of its choice at its expense; provided that, if Seller takes control of the complete defense of such Tax Claim that would otherwise be in the control of Purchaser, (1) Seller shall keep Purchaser reasonably apprised of the status of such Tax Claim, and (2) Seller shall consult in good faith with Purchaser regarding the material aspects of the defense of such Tax Claim. Neither party may agree to settle any Tax Claim for which the other party may be liable, or which may result in increasing the Tax liability of the other party or its Affiliates, without the prior written consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 9.5              Transfer Taxes. Purchaser and Seller each shall pay fifty percent (50%) of all Transfer Taxes. Purchaser will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Seller will provide such assistance as is reasonably requested in accordance with the preparation and filing of such Tax Return. Any Transfer Taxes resulting from any subsequent increase in consideration shall be borne in accordance with the provisions of this Section 9.5 and any Tax Returns required to be filed in connection therewith shall be prepared and filed in accordance with the provisions of this Section 9.5. For the avoidance of doubt, any Transfer Taxes resulting from any transfer after the Closing Date of any Purchased Asset or Assumed Liability, or any other property owned after the Closing Date by Purchaser or any of its Affiliates shall be borne by Purchaser and any Tax Returns relating thereto shall be prepared and filed by Purchaser.

Section 9.6              Information Returns. At the Closing or promptly thereafter, Seller shall provide Purchaser with a list of all Assumed Deposits on which Seller is back-up withholding as of the Closing Date.

Section 9.7              Coordination. Notwithstanding anything in this Agreement to the contrary, in the event there is a conflict between Article IX and any provision contained in any other article of this Agreement, Article IX shall control.

Section 9.8              Tax Treatment of Payments. Purchaser, Seller and their respective Affiliates shall treat any and all payments under this Article IX or Article XII as an adjustment to the Purchase Price for Tax purposes, unless they are required to treat such payments otherwise by applicable Tax Laws.

Section 9.9              Limitations and Survival. Notwithstanding anything in this Agreement to the contrary, each provision of this Article IX shall survive the Closing until the sixtieth (60th) day following the expiration of the applicable statutes of limitations applicable to the underlying claim (taking into account any extensions thereof) with respect to such provision.

Section 9.10             No Double Recovery. For the avoidance of doubt, neither Purchaser nor Seller shall be entitled to receive indemnification from the other in respect of all or any portion of any Loss more than once, in each case, whether proceeding under this Article IX or Article XII.

Section 9.11             Group Returns. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to access to any consolidated, combined, unitary or similar group Tax Returns of Seller or its Affiliates.

Article X

CLOSING CONDITIONS

Section 10.1            Conditions to Obligations of Each Party to Close. The respective obligations of each party to effect the transactions contemplated by this Agreement are subject to the satisfaction or, where legally permitted, waiver by such party, prior to or at the Closing, of each of the following conditions:

(a)             No statute, rule, regulation, executive order, decree, ruling, permanent injunction or other permanent order shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby.

(b)             All Regulatory Approvals shall have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.

(c)             Average Assumed Deposits shall not be less than $3,273,446,353.06. In the event that, as of the originally-scheduled Conversion Date, the condition in this Section 10.1(c) shall have been satisfied, this condition shall be deemed permanently satisfied and shall not be subject to recalculation or adjustment as a result of any delay in the Conversion Date as provided in Section 7.11(a) or otherwise.

(d)             If the condition set forth in Section 10.1(c) shall not be satisfied as of the Closing Date, and shall not have been waived in writing by both parties at or prior to the Closing Date, either party, upon written notice to the other party, may delay the Closing Date for a period of twenty (20) Business Days, during which time this Agreement shall remain in effect, in order to provide a period of time during which the parties shall meet and confer about a possible resolution of the matter. If no such resolution shall have been agreed upon in writing by the parties by the end of such period, then this Agreement shall automatically terminate and be of no further force or effect except as provided in Section 11.2.

Section 10.2            Conditions to Obligation of Seller to Close. The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in the sole discretion of Seller), prior to or at the Closing, of each of the following conditions:

(a)             All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been duly complied with and performed in all material respects.

(b)             The representations and warranties of Purchaser set forth in Section 6.1 and Section 6.2 shall be true and correct as written (in each case after giving effect to the lead in to Article VI) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date (other than such failures to be true and correct as are de minimis). All other representations and warranties of Purchaser contained in Article VI shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (1) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (2) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be likely to have, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement (disregarding for purposes of this clause (2) any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect).

(c)             Seller shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate officer certifying that the conditions specified in Section 10.2(a), Section 10.2(b) and Section 10.1(c) have been satisfied.

Section 10.3             Conditions to Obligation of Purchaser to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in Purchaser’s sole discretion), prior to or at the Closing, of each of the following conditions:

(a)              All of the covenants and agreements required by this Agreement to be complied with and performed by Seller on or before the Closing Date shall have been duly complied with and performed in all material respects.

(b)             The representations and warranties of Seller set forth in Section 5.1 and Section 5.2 shall be true and correct as written (in each case after giving effect to the lead in to Article V) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date (other than such failures to be true and correct as are de minimis). Each of the representations and warranties of Seller contained in Article V shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (1) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (2) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be likely to have, a Material Adverse Effect (disregarding for purposes of this clause (2) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect).

(c)             Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Seller by an appropriate officer of Seller certifying that the conditions specified in Section 10.3(a) and Section 10.3(b) have been satisfied.

Article XI

TERMINATION

Section 11.1            Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)             by mutual written consent of Purchaser and Seller;

(b)             by Purchaser or Seller if (1) any Governmental Entity that must grant a Regulatory Approval has denied such Regulatory Approval, and such denial has become final and nonappealable or (2) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, unless, in either case, such denial of approval or issuance of such order arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such party in this Agreement;

(c)             by Purchaser or by Seller, if the Closing shall not have occurred on or before the Outside Date; unless the failure of the Closing to occur by such date arises out of, or results from, a material breach by the parties (or by their Affiliates) seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such parties in this Agreement; and

(d)             (1)  by Purchaser, if Seller has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 10.3(a) or Section 10.3(b) to be not satisfied, and such breach is not cured within sixty (60) calendar days following written notice to Seller or cannot, by its nature, be cured prior to the Outside Date; provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, or (2) by Seller, if Purchaser has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 10.2(a) or Section 10.2(b) to not be satisfied, and such breach is not cured within sixty (60) calendar days following written notice to Purchaser, or cannot, by its nature, be cured prior to the Outside Date; provided that Seller is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement.

Section 11.2             Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and have no effect, and no party shall have any liability or further obligation hereunder, except that (1) Section 5.7, Section 6.7, this Section 11.2 and Article XIII and any relevant definitions shall survive; (2) the Confidentiality Agreement shall survive in accordance with its terms; and (3) notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor Seller shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement, including, without limitation, the non-breaching party’s costs and expenses (including third-party and internal fees and expenses) incurred by such party in connection with its performance of its obligations under this Agreement prior to such termination (including, without limitation, in connection with preparing for the data processing and systems conversion pursuant to the Conversion Plan and the Closing).

Article XII

SURVIVAL; INDEMNIFICATION

Section 12.1             Survival of Representations and Warranties. The representations and warranties contained in this Agreement will survive the Closing for the period set forth in this Section 12.1. All representations and warranties contained in this Agreement and all claims with respect thereto will terminate upon the expiration of nine (9) months after the Closing Date, except that the representations and warranties contained in Sections 5.1, 5.2, 5.4, 5.7, 5.18, 6.1, 6.2, 6.4 and 6.7 (“Fundamental Representations”) will survive until the sixtieth (60th) day after the expiration of the applicable statute of limitations (including any extensions thereof); it being understood that in the event notice of any claim for indemnification under this Article XII has been given (within the meaning of Section 12.4) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim will survive with respect to such claim until such time as such claim is finally resolved. The agreements and covenants contained in this Agreement that by their terms contemplate performance after the Closing Date will survive the Closing in accordance with their terms; however, any other covenants or agreements will terminate upon the Closing.

Section 12.2            Indemnification by Seller.

(a)             Seller hereby agrees that from and after the Closing it will indemnify, defend and hold harmless Purchaser, its Affiliates and their respective directors, officers, employees (other than Transferred Business Employees), and their successors and permitted assigns, each in their capacity as such from, against and in respect of any damages, losses, charges, suits, proceedings, payments, judgments, settlements, interest, penalties, and costs and expenses (collectively, “Losses”) imposed on, sustained, incurred or suffered by Purchaser or its Affiliates and their respective directors, officers, employees (other than Transferred Business Employees), and their successors and permitted assigns, each in their capacity as such, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, or arising out of:

(1)             any breach of any representation or warranty made by Seller under Article V (disregarding for purposes of determining the amount of any Losses (but not for purposes of determining whether there has been a breach) any qualification on any such representation or warranty as to “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualifications);

(2)             any breach of any covenant or agreement to be performed by Seller pursuant to this Agreement for the period such covenant or agreement survives; or

(3)             any of the Excluded Liabilities.

(b)            Seller shall not have any liability under Section 12.2(a)(1) (other than with respect to Fundamental Representations) for (1) Losses for any individual claim (or group of directly related claims) that amount to less than ten percent (10%) of the Deductible (as defined below) (each a “de minimis loss”) or (2) unless and until the aggregate amount of the indemnifiable Losses (including all Losses attributable to Seller and excluding any de minimis loss) exceeds an amount equal to one percent (1%) of the amount calculated pursuant to Section 3.1(a), and then only for Losses in excess of that amount (the “Deductible”); provided that in no event shall the aggregate indemnification to be paid by Seller (x) pursuant to Section 12.2(a)(1) (other than with respect to Fundamental Representations) exceed an amount equal to five percent (5%) of the amount calculated pursuant to Section 3.1(a) (the “General Cap”) or (y) pursuant to Section 12(a)(2) exceed the Purchase Price.

Section 12.3            Indemnification by Purchaser.

(a)             Purchaser hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Seller, its Affiliates and their respective directors, officers, and their successors and permitted assigns, each in their capacity as such from, against and in respect of any Losses imposed on, sustained, incurred or suffered by Seller, its Affiliates and their respective directors, officers, and their successors and permitted assigns, each in their capacity as such, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly, relating to, arising out of or resulting from:

(1)             any breach of any representation or warranty made by Purchaser under Article VI for the period such representation or warranty survives (disregarding for purposes of determining the amount of any Losses (but not for purposes of determining whether there has been a breach) any qualification on any such representation or warranty as to “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualifications);

(2)             any breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement for the period such covenant or agreement survives; or

(3)             any of the Assumed Liabilities.

(b)             Purchaser shall not have any liability under Section 12.3(a)(1) (other than with respect to Fundamental Representations) for (1) any de minimis loss or (2) unless and until the aggregate amount of the indemnifiable Losses exceeds the Deductible; provided that in no event shall the aggregate indemnification to be paid by Purchaser pursuant to Section 12.3(a)(1) exceed the General Cap.

Section 12.4            Indemnification Procedures: Third-Party Claim.

(a)             An Indemnified Party must give prompt written notice to the party from whom indemnification is sought (an “Indemnifying Party”), which notice shall describe the issue in reasonable detail that has or may result in indemnification pursuant to Section 12.2 or Section 12.3 as well as the amount or an estimate of the amount of damages sought to the extent then ascertainable, after reasonable inquiry, by the Indemnified Party; provided that the omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that the Indemnifying Party may have to the Indemnified Party except to the extent that the Indemnifying Party was actually prejudiced by such failure to notify. In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder, other than those relating to Taxes (which are the exclusive subject of Article IX), is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto; it being understood that the failure to give such notice within the period specified above shall terminate the Indemnified Party’s right to seek indemnification with respect to such Third-Party Claim and the Indemnifying Party shall have no liability or obligations with respect to any such Third-Party Claim. The Indemnifying Party shall have thirty (30) days after receipt of such notice to notify the Indemnified Party that it desires to assume the defense of the Indemnified Party against such Third-Party Claim.

(b)        In the event that the Indemnifying Party notifies the Indemnified Party within the period specified above that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense (which expense shall not be an indemnifiable Loss) unless the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded, based on the written advice of counsel, that representation of both parties by the same counsel would be inappropriate due to an actual material conflict of interests between them. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned), settle, compromise or offer to settle or compromise any Third-Party Claim; provided, however, that no such prior written consent of the Indemnified Party shall be required to any proposed settlement if (i) there is no finding or admission of any violation of Law or any violation of the rights of the Indemnified Party, (ii) the proposed settlement involves only the payment of money damages (or de minimis equitable relief) by the Indemnifying Party, and such damages have been paid, and de minimis equitable relief satisfied, by the Indemnifying Party, and (iii) the Indemnifying Party receives a full release of such Third-Party Claim as pertains to the Indemnified Party.

(c)        If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim, the Indemnified Party shall assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnified Party shall not settle a Third-Party Claim without the consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned) and/or its respective insurer.

(d)        The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records, other documents and employees as may be reasonably necessary or desirable in connection with the defense of such Third-Party Claims.

(e)        The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f)        No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once in respect of the same Losses. No Indemnified Party shall have the right to indemnification pursuant to Section 9.1, Section 12.2 or Section 12.3 with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is reflected in the calculation of the Purchase Price as reflected in the Final Closing Statement (whether as agreed by the parties or as any disputed item is resolved pursuant to Section 3.3(d)) or otherwise paid to Purchaser.

Section 12.5        Damages. Except in the case of intentional breach of this Agreement, no person shall be liable under Section 9.1 or this Article XII for any consequential, punitive, special, incidental or indirect damages, nor for any lost profits or diminution in value.

Section 12.6        Adjustments to Losses.

(a)        In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other person in each case relating to the Third-Party Claim, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b)        If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article XII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (1) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (2) the full amount of Loss.

(c)        The amount of any indemnity payment due to an Indemnified Party from an Indemnifying Party hereunder shall be net of any Tax Benefits actually realized by the Indemnified Party and its Affiliates in connection with the Tax or other items with respect to which the Indemnifying Party is making such indemnity payment. In the event the Indemnified Party or its Affiliates actually realizes such a Tax Benefit after the Indemnifying Party has made a payment hereunder (or if such offset was otherwise not taken into account when the Indemnifying Party made its payment), the Indemnified Party shall refund to the Indemnifying Party the amount of net Tax Benefit actually realized by the Indemnified Party or its Affiliates, net of any reasonable out-of-pocket expenses incurred by the Indemnified Party in collecting such amounts. Notwithstanding the foregoing, at no time shall the aggregate amount that the Indemnified Party must refund to the Indemnifying Party with respect to a given indemnity payment pursuant to this Section 12.6(c) exceed the amount of such indemnity payment.

Section 12.7        Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article XII, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) Business Days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (1) the parties have reached an agreement in writing with respect to the amount of any such Loss, (2) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (3) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

Section 12.8        Mitigation; No Double Recovery. Each Indemnified Party shall use its reasonable best efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably could have been avoided had the Indemnified Party made such efforts. Neither Purchaser nor Seller shall be entitled to receive indemnification from the other in respect of all or any portion of any Loss more than once, in each case, whether proceeding under this Article XII or Article IX.

Section 12.9        Survival of Indemnity. The obligation of Purchaser and Seller to indemnify under this Article XII as to claims covered by Section 12.2(a)(1) and Section 12.3(a)(1), as applicable, shall expire concurrent with the expiration of the relevant representations and warranties provided in Section 12.1 above, and shall not apply to any claims made after such date, except that the obligation of Purchaser and Seller, as applicable, to indemnify with respect to bona fide claims for indemnity made in writing by an Indemnified Party prior to such expiration date shall continue until final resolution of such claims. The obligation of Purchaser and Seller to indemnify under this Article XII as to claims covered by Section 12.2(a)(2) and Section 12.3(a)(2), as applicable, shall expire three (3) years after the Closing Date, and shall not apply to any claims made after such date, except that the obligation of Purchaser and Seller, as applicable, to indemnify with respect to bona fide claims for indemnity made in writing by an Indemnified Party within such three (3) year period shall continue until final resolution of such claims. The obligation of Seller under this Article XII as to claims covered by Section 12.2(a)(3) shall expire three (3) years after the Closing Date, and shall not apply to any claims made after such date, except that the obligation of Seller to indemnify with respect to bona fide claims for indemnity made in writing by Purchaser within such three (3) year period shall continue until final resolution of such claims.

Section 12.10        Remedies Exclusive. Except as otherwise specifically provided herein or in the case of common law fraud relating to the entry into this Agreement, the remedies provided in this Article XII shall be the sole and exclusive remedies of the parties hereto under this Agreement from and after the Closing, including in connection with any breach of a representation or warranty, or non-performance, partial or total, of any covenant or agreement contained herein, provided, however, (1) as to calculation and final determination of the Final Closing Statement, Section 3.3 shall control exclusively; and (2) it is understood and agreed that the foregoing shall not prevent a party from obtaining specific performance, injunctive relief or any other available non-monetary equitable remedy.

Section 12.11        AS-IS, WHERE-IS Sale; Waiver of Warranties. Except as set forth in Article V, Purchaser expressly acknowledges that the Purchased Assets and Assumed Liabilities are being sold and accepted on an “AS-IS AND WHERE-IS” basis, and are being accepted without any representation or warranty. As part of Purchaser’s agreement to purchase and accept the Purchased Assets and Assumed Liabilities AS-IS AND WHERE-IS, and not as a limitation on such agreement, TO THE FULLEST EXTENT PERMITTED BY LAW, SELLER HEREBY DISCLAIMS AND PURCHASER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES AND RELEASES ANY AND ALL ACTUAL OR POTENTIAL RIGHTS PURCHASER MIGHT HAVE AGAINST SELLER OR ANY PERSON DIRECTLY OR INDIRECTLY CONTROLLING SELLER REGARDING ANY FORM OF WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND OR TYPE, RELATING TO THE PURCHASED ASSETS AND ASSUMED LIABILITIES INCLUDING, BUT NOT LIMITED TO, THE PURCHASED LOANS AND/OR THE COLLATERAL THEREFOR EXCEPT THOSE SET FORTH IN ARTICLE V. SUCH WAIVER AND RELEASE IS, TO THE FULLEST EXTENT PERMITTED BY LAW, ABSOLUTE, COMPLETE, TOTAL AND UNLIMITED IN EVERY WAY. SUCH WAIVER AND RELEASE INCLUDES, TO THE FULLEST EXTENT PERMITTED BY LAW, BUT IS NOT LIMITED TO, A WAIVER AND RELEASE OF EXPRESS WARRANTIES (EXCEPT THOSE SET FORTH IN ARTICLE V), IMPLIED WARRANTIES, WARRANTIES OF FITNESS FOR A PARTICULAR USE, WARRANTIES OF MERCHANTABILITY, WARRANTIES OF HABITABILITY, STRICT LIABILITY RIGHTS AND CLAIMS OF EVERY KIND AND TYPE, INCLUDING BUT NOT LIMITED TO CLAIMS REGARDING DEFECTS WHICH WERE NOT OR ARE NOT DISCOVERABLE, ALL OTHER EXTANT OR LATER CREATED OR CONCEIVED OF STRICT LIABILITY OR STRICT LIABILITY TYPE CLAIMS AND RIGHTS.

Article XIII

MISCELLANEOUS

Section 13.1        Entire Agreement; Amendment. All Exhibits (attached hereto and as executed), Schedules and the Disclosure Schedules hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement, together with the Exhibits, Schedules and the Disclosure Schedules hereto, and the Confidentiality Agreement, contain the entire agreement and understanding among the parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings among the parties with respect to the subject matter hereof) and there are no agreements, representations, or warranties which are not set forth herein. This Agreement may not be amended or revised except by a writing signed by Seller and Purchaser.

Section 13.2        Binding Effect; Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided herein, this Agreement and all rights hereunder may not be assigned by any party hereto except by prior written consent of the other party hereto. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than parties hereto.

Section 13.3        Specific Performance. The parties hereto acknowledge and agree that (1) monetary damages could not adequately compensate any party hereto in the event of a breach of the material terms of this Agreement by any other party; (2) the non-breaching party would suffer irreparable harm in the event of such a breach; and (3) the non-breaching party may seek, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement and to prevent breaches hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond in connection with a party seeking or obtaining any relief pursuant to this Section 13.3.

Section 13.4        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when two or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. The execution and delivery of this Agreement, and the documents required to be delivered pursuant to Article IV hereof, may be effected by facsimile or any other electronic means such as “.pdf or “jpg” files.

Section 13.5        Notices. All notices, requests, demands and other communications required hereunder shall be in writing and shall be deemed to have been duly given or made if delivered personally, sent by e-mail (if confirmed by telephone) or telex (confirmed in writing within two (2) Business Days), or sent by registered or certified mail, postage prepaid, as follows:

If to Seller:

MUFG Union Bank, N.A.

350 California Street, Mail Code H-8001

San Francisco, CA 94101

Attention: Edward Kim

Telephone: (415) 765-2505
E-mail: edward.kim@unionbank.com

with a copy (which shall not constitute notice) to:

MUFG Union Bank, N.A.

Legal Division

445 So. Figueroa, 12th Floor

Los Angeles, CA 90071

Attention: Liv Tabari

Telephone: (213) 236-5170

E-mail: liv.tabari@unionbank.com

Rodney R. Peck, Esq.

Patricia F. Young, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center

22nd Floor

San Francisco, CA 94111

Telephone: (415) 983-1000

E-mail:	rodney.peck@pillsburylaw.com
patricia.young@pillsburylaw.com

and if to Purchaser addressed to:

Pacific Western Bank

5404 Wisconsin Avenue, 2nd Floor

Chevy Chase, Maryland 20815

Attention: Natasha Luddington, Senior Vice President

Fax: 301.272.3423

E-mail: NLuddington@pacwest.com

with copies (which shall not constitute notice) to:

Holland & Knight LLP

1801 California Street, Suite 5000

Denver, Colorado 80202

Attention: Shawn M. Turner

Fax: 303.974.6645

E-mail: shawn.turner@hklaw.com

Any party may change the address or fax number to which such communications are to be sent to it by giving written notice of change of address to the other party in the manner provided above for giving notice.

Section 13.6        Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

Section 13.7        Expenses. Except as otherwise expressly provided for herein or in the Transition Services Agreement, and regardless of whether any or all of the transactions contemplated by this Agreement or the Transition Services Agreement are consummated, the parties hereto shall each bear their respective expenses incurred in connection with the negotiation, preparation, execution, and performance of this Agreement and the Transition Services Agreement and the transactions contemplated hereby and thereby, including all fees and expenses of agents, representatives, investment bankers, counsel and accountants; provided, however, that if this Agreement shall be terminated pursuant to Section 11.1(b), or if the Closing shall not have occurred before the Outside Date as provided in Section 11.1(c) (subject to extension as provided therein) due to Purchaser’s failure to obtain all Regulatory Approvals by such date or delay resulting from a material breach by Purchaser of any representation, warranty, covenant or agreement in this Agreement, and this Agreement shall be terminated pursuant to Section 11.1(c), then Purchaser shall, within ten (10) days of receipt of an invoice from Seller, reimburse Seller for the costs and expenses (including third-party and internal fees and expenses) incurred by Seller in connection with the performance by Seller of its obligations under this Agreement prior to such termination (including, without limitation, in connection with preparing for the data processing and systems conversion pursuant to the Conversion Plan and the Closing); provided further, however, that if the Closing shall not have occurred before the Outside Date as provided in Section 11.1(c) (subject to extension as provided therein) due to delay resulting from a material breach by Seller of any representation, warranty, covenant or agreement in this Agreement, and this Agreement shall be terminated pursuant to Section 11.1(c), then Seller shall, within ten (10) days of receipt of an invoice from Purchaser, reimburse Purchaser for the costs and expenses (including third-party and internal fees and expenses) incurred by Purchaser in connection with the performance by Purchaser of its obligations under this Agreement prior to such termination (including, without limitation, in connection with preparing for the data processing and systems conversion pursuant to the Conversion Plan and the Closing) ..

Section 13.8        Deadlines. Except as otherwise set forth herein, if the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day other than a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day.

Section 13.9        Delays or Omissions. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement, shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any applicable Law, statute, legal restriction, regulation, rule or order or any Governmental Entity.

Section 13.10        Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 13.11        Governing Law; Consent to Jurisdiction. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of California without giving effect to any conflict of laws provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the Law of any other jurisdiction other than the State of California. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF CALIFORNIA LOCATED IN THE CITY AND COUNTY OF SAN FRANCISCO AND THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY (OTHER THAN THE CONFIDENTIALITY AGREEMENT), AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Purchase and Assumption Agreement to be duly executed as an instrument under seal by its officer thereunto duly authorized as of the date first above written.

Seller:

MUFG UNION BANK, N.A.

By:	/s/ Kevin Cronin
Name:	Kevin Cronin
Title:	President & CEO of MUAH and MUB

Purchaser:

PACIFIC WESTERN BANK

By:	/s/ William J. Black
Name:	William J. Black
Title:	Executive Vice President Strategy and Corporate Development